
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Revero Inc

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      July 11, 2019

Physical Address of Issuer:

3031 Steiner St., Unit 2, San Francisco, CA 94123

Website of Issuer: www.revero.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Piermont Bank

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one and one-half percent (1.5%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$3,000,000

Deadline to reach the Target Offering Amount:

April 28, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	446,730	37,297
Cash & Cash Equivalents	441,519	37,297
Accounts Receivable	-	-
Short-term Debt	71,024	-
Long-term Debt	-	-
Revenues/Sales	589,658	39,260
Cost of Revemues	12,301	540
Taxes Paid	-	-
Net Income	338,410	37,217

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 28, 2022

Revero Inc



Up to $3,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Revero Inc ("**Revero**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $3,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 28, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Piermont Bank (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$6.00	$144
Maximum Individual Purchase Amount (3)(4)	$250,000	$10,000	$240,000
Target Offering Amount	$25,000	$1,000	$24,000
Maximum Offering Amount	$3,000,000	$120,000	$2,880,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the four percent (4%) fee shown here, the Intermediary will also receive a securities commission equal to one and one-half percent (1.5%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. PRIME TRUST, LLC, A TECHNOLOGY SERVICE PROVIDER TO THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES HEREIN. PRIME TRUST, LLC'S MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST, LLC'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.revero.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/Revero

The date of this Form C is February 28, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

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The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Revero Inc is aiming to reverse autoimmune and other chronic diseases by addressing the root causes. Revero's virtual-first clinic is aiming to integrate nutritional therapy and clinical expertise with machine learning and digital tools to deliver data-driven continuous remote care. Revero Inc was incorporated in Delaware as a corporation on July 11, 2019. The Company was originally incorporated under the name "MeatRX Inc", changed its name to "FoodRX Inc" on June 24, 2021 pursuant to a Certificate of Amendment to the Certificate of Incorporation, and changed its name to Revero Inc on August 10, 2021 pursuant to a Certificate of Amendment to the Certificate of Incorporation.

The Company is located at 3031 Steiner St., Unit 2, San Francisco, CA 94123

The Company's website is https://www.revero.com

The Company conducts business in the State of California, and throughout the United States and internationally via the internet.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/Revero (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	3,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	3,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150+
Maximum Individual Purchase Amount	$250,000
Offering Deadline	April 28, 2022
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 24.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one and one-half percent (1.5%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company has not been specifically affected beyond the general impacts to the U.S. economy in general.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, insufficient revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Current and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We are conducting clinical trials to validate the Revero platform in treating autoimmune diseases. The results of these trials may not be successful or provide sufficient information to proceed with the commercialization of our products and services.

We will be using the vast majority of proceeds from the Offering on conducting clinical trials to validate the Revero platform in treating autoimmune diseases. Conducting clinical trials entails a myriad of risks. Such risks include, but are not limited to, the inability to conduct the clinical trials in a a timely manner, delays which could substantially increase the costs of such trials, insufficient results or data to support our intended goals of the trials, requirements by regulatory authorities to conduct additional trials and reliance on third parties to administer and conduct the trials. The failure to achieve the Company's end points or to publish peer reviewed results could also have a significant adverse effect on the Company. Even if we receive clearance or approval of our product(s), the clearance or approval may be limited to specific indications or limited with respect to its distribution. Further, expanded or additional indications for cleared or approved uses may not be cleared or approved by regulatory authorities, which could limit our potential revenues. Finally, even if we believe that our clinical data are sufficient to support regulatory clearance or approval for our product(s), we may not be able to generate sufficient revenues and our business will be materially adversely affected.

Our AI-models may not be accurate in predicting the optimal nutritional therapy for each person.

The Company's approach integrates nutritional therapy and clinical expertise with machine-learning and digital tools to deliver data driven continuous care. If the Company's AI-based machine learning models are not accurate in predicting the optimal nutritional therapy for each person, the Company's business, financial condition or results of operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We may rely on various intellectual property rights in order to operate our business.

The Company may come to rely on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the

United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

At Revero, we aim to reverse autoimmune and other chronic diseases by addressing the root causes. Our virtual care platform aims to provide AI-based nutritional therapy and 24/7 in-app medical support. Our virtual-first clinic integrates nutritional therapy and clinical expertise with machine learning and digital tools to deliver data-driven continuous remote care.

Revero Inc was incorporated in Delaware as a corporation on July 11, 2019.

The Company's website is https://www.revero.com

The Company conducts business in the State of California, and throughout the United States and internationally via the internet.

Business Plan

The Company plans to deploy a Business-to-Consumer (B2C) and Business-to-Business-to-Consumer (B2B2C) go-to-market strategy selling to customer segments under the auspice of saving significant sums on medical claims budgets. Target customer segments include: 1) self-insured employers (direct sales); and 2) health insurance companies (via reimbursement programs). The Company plans to differentiate itself through superior effectiveness, treatment of a wider array of health disorders, and a focus on underlying causes / health issues rather than symptoms.

The Company's Products and/or Services

Product / Service	Description	Current Market
Revero Platform	Platform that is aiming to deliver safe and sustainable treatments for inflammatory and chronic diseases using AI-based medical nutritional therapy and continuous remote care	Business to consumer. Future plans are to go business to business to add self-insured employers and fully insured health plans

Competition

The market in which our platform is offered is highly competitive. The Company estimates the serviceable addressable market to be $608 billion in the U.S. based on 59% of Americans who have one or more chronic diseases (Int J Environ Res Public Health. 2018 Mar; 15(3): 431; IHS "Burden of Chronic Illnesses in the US- Model Technical Report", May 2016). Our competition includes a variety of established market participants and steady stream of new entrants including, without limitation, companies like Livongo (recently acquired by Teladoc for $18.5 billion), Omada Health, and Virta Health.

Customer Base

Revero Inc currently maintains a customer base of 2,000+ paying subscribers, and has provided over 4,500 coaching sessions since it launched. The Company's referral network includes 400+ healthcare providers. The Company's customer base includes individuals suffering from chronic diseases, self-insured companies, and health insurance providers.

Supply Chain

The Company does not have any material vendor or supply chain relationships that are not readily capable of change.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4%	$1,000	4%	$120,000
Clinical Trial	96%	$24,000	96%	$2,880,000
Total	**100%**	**$25,000**	**100%**	**$3,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

- Revero Inc intends to use substantially all of the proceeds of this offering on performing a clinical trial with the objective of identifying improvements in health via an AI-based diet with multiple layers of peer, coaching, and remote medical support (specifically the mitigation of inflammatory and metabolic components of disease and conditions associated with them). The Company will partner with a vendor having in-place infrastructure to undertake a remote study in a timely fashion, together with design feedback, and principal investigator support.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mahsa Rostami	CEO / President / Director	**Revero Inc** **CEO & President** **(September 2021 – Present)** **CTO (July 2019 – September 2021)** **Danaher Digital LLC** **Machine Learning Engineer** **(June 2019 – September 2020)** • Propose and deploy new modeling and algorithmic solutions leveraging statistical and machine learning techniques • Studying and investigate how data can be used to solve new business challenges. • Apply statistical analysis and modeling techniques on small and large datasets to solve specific business problems in diverse industrial domains • Providing strategic leadership in selection of platform, tools, techniques and processes in the practice of Data Science discipline **KPMG US** **Machine Learning Engineer** **(April 2018 – June 2019)** • Analyzed and modeled structured data and implemented algorithms to support analysis using advanced statistical and mathematical methods • Performed Statistical Natural Language Processing to mine unstructured data, using methods such as document clustering, topic analysis, named entity recognition, document classification, and sentiment analysis.	Texas A&M Univ. Masters Certificate (2016) Applied Statistics & Data Mining Texas A&M Univ. Masters Degree (2016) Industrial Engineering Univ. of Isfahan Bachelor of Business Administration (2013)
Dr. Shawn Baker, M.D.	CMO / Director	**Revero Inc** **CMO (September 2021 – Present)** **CEO & President (July 2019 – September 2021)** **Author "The Carnivore Diet"** **(January 2019)**	Texas Tech University Health Sciences Center – School of Medicine Doctor of Medicine (M.D.) (2001) – with Honors University of Texas at Austin

		Healthcare Speaker / Consultant (February 2018 – Present) **Lead Surgeon** **Presbyterian Medical Group** **(April 2011 – September 2015)**	Bachelor of Arts (1989) Biology

Biographical Information

Ms. Mahsa Rostami

Ms. Rostami is the CEO of Revero Inc. She brings with her several years of technical expertise in the field of machine learning. Prior to her role with the Company, Ms. Rostami served as a machine learning engineer with both Danaher Digital LLC (a Danaher company) and KPMG US, prior to that she served as a data scientist with MoneyGram International. Ms. Rostami holds post-graduate degrees and certificates from Texas A&M University in Applied Statistics & Data Mining, together with Industrial Engineering; she also holds a bachelors degree in Business Administration from the University of Isfahan.

Dr. Shawn Baker, M.D.

Dr. Baker is the CMO of Revero Inc and is the author of "The Carnivore Diet" (ISBN: 162860350X, Victory Belt Publishing Nov. 2019). Dr. Baker is a respected international speaker and consultant in the field of healthcare and formerly served as the Lead Surgeon at the Presbytarian Medical Group Rust Medical Center in Rio Rancho, New Mexico overseeing a 12 person orthopedic surgical group. Dr. Baker completed his residency in Orthopedic Surgery at the University of Texas Medical Branch in 2006. Dr. Baker dutifully served his country in various roles within the United States Airforce including as a Chief of Orthopedics at various U.S. Air Force bases. Dr. Baker received his M.D. from Texas Tech University in 2001, and a B.A in Biology from The University of Texas at Austin in 1989.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) W-2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 16,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold 14,000,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	14,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	95.54%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,000,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000; Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.98%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$150,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.48%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding: N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type / Class Held	Percentage Ownership (in terms of voting power)
Dr. Shawn Baker, M.D.	4,000,000 Common Stock	28.57%
Mahsa Rostami	10,000,000 Common Stock	71.43%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Revero Inc (the "**Company**") was incorporated on July 11, 2019 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company was incorporated under the name "MeatRX Inc", changed its name to "FoodRX Inc" on June 24, 2021 pursuant to a Certificate of Amendment to the Certificate of Incorporation, and further changed its name to Revero Inc on August 10, 2021 pursuant to a Certificate of Amendment to the Certificate of Incorporation.

Cash and Cash Equivalents

As of January 31, 2022, the Company had an aggregate of $479,990 in cash and cash equivalents and has over 24 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$60.00	6,000,00	Founder Re-Allocation	September 28, 2021	Section 4(a)(2)
Common Stock	$80.00	8,000,000	Founder Capital	July 14, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$1,000,000	2	Product Development and General Working Capital	January 14, 2022; February 3, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$150,000	2	Product Development and General Working Capital	February 7, 2022; February 8, 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $3,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 28, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $5,000,000 by offering to sell up to $5,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $250,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Piermont Bank until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary accesses Piermont Bank's services via a technological integration with Prime Trust, LLC that allows users of Prime Trust's services to access certain services of Piermont Bank. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by the quotient of $30,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes (the "**Conversion Price**").

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company undergoing an IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $30,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one and one-half percent (1.5%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mahsa Rostami
_____
(Signature)

Mahsa Rostami
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mahsa Rostami
_____
(Signature)

Mahsa Rostami
_____
(Name)

Director
_____
(Title)

February 28, 2022
_____
(Date)

/s/Shawn Baker
_____
(Signature)

Shawn Baker
_____
(Name)

Director
_____
(Title)

February 28, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

REVERO INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Revero Inc
San Francisco, California

Opinion

We have audited the financial statements of Revero Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Revero Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Revero Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Revero Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Revero Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Revero Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

SetApart FS

February 19, 2022
Los Angeles, California

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	441,519	$	37,297
Total current assets		**441,519**		**37,297**
Property and equipment, net		5,211		-
Total assets	$	**446,730**	$	**37,297**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Deferred revenue	$	37,301		-
Other current liabilities		33,723		-
Total current liabilities		**71,024**		**-**
Total liabilities		**71,024**		**-**
STOCKHOLDERS EQUITY				
Common Stock		80		80
Retained earnings/(Accumulated Deficit)		375,626		37,217
Total stockholders' equity		**375,706**		**37,297**
Total liabilities and stockholders' equity	$	**446,730**	$	**37,297**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	348,478	$	39,260
Go Fund Me revenue		241,180		-
Cost of goods sold		12,301		540
Gross profit		577,357		38,720
Operating expenses				
General and administrative		205,128		1,389
Sales and marketing		96		114
Total operating expenses		205,224		1,503
Operating income/(loss)		372,133		37,217
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		372,133		37,217
Provision/(Benefit) for income taxes		33,723		-
Net income/(Net Loss)	$	338,410	$	37,217

See accompanying notes to financial statements.

(in , $US)	Common Class		Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount		
Inception July 11, 2019	-	$ -	$ -	$ -
Issuance of Common Stock	8,000,000	**80**		80
Net income/(loss)			37,217	37,217
Balance—December 31, 2019	8,000,000	80	$ 37,217	$ 37,297
Net income/(loss)			338,410	338,410
Balance—December 31, 2020	8,000,000	$ 80	$ 375,627	$ 375,707

See accompanying notes to financial statements.

REVERO INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	338,410	$	37,217
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		521		-
Changes in operating assets and liabilities:				
Deferred revenue		37,301		-
Other current liabilities		33,723		
Net cash provided/(used) by operating activities		**409,954**		**37,217**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(5,732)		-
Net cash provided/(used) in investing activities		**(5,732)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		80
Net cash provided/(used) by financing activities		**-**		**80**
Change in cash		404,222		37,297
Cash—beginning of year		37,297		-
Cash—end of year	$	**441,519**	$	**37,297**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Revero Inc was incorporated on July 11, 2019, in the state of Delaware under the name MeatRx Inc. On June 24, 2021, the company changed its name from MeatRx Inc. to FoodRx Inc. On August 10, the company filed a Certificate of Amendment and changed its from MeatRx to Revero Inc. The financial statements of Revero Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Revero Inc. delivers safe and sustainable treatments to inflammatory and chronic diseases with AI based medical nutritional therapy and continuous remote care. Our innovations in AI based nutritional biochemistry and digital therapeutics combined with our behavioral support system are shifting the chronic disease treatment paradigm without the use of medications or surgery.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $191,519 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Property, Plant, & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Revero Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earn revenues from the sale of its AI based medical nutritional therapy and continuous remote care.

Cost of sales

Costs of goods sold include the cost of software.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2020, and December 31, 2019, amounted to $96 and $114, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Tax Liability	33,723	-
Total Other Current Liabilities	**33,723**	**-**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Property, Plant, & Equipment	$ 5,732	$ -
Property and Equipment, at Cost	**5,732**	**-**
Accumulated depreciation	(521)	-
Property and Equipment, Net	**$ 5,211**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020, was in the amount of $521.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 16,000,000 shares of common shares with par value of $0.00001. As of December 31, 2020, and December 31, 2019, 8,000,000 shares have been issued and are outstanding.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020, and December 31, 2019, consists of the following:

As of Year Ended December 31,	2020	2019
Current provision	$ 33,723	$ -
Deferred	-	-
Valuation allowance	-	-
Net Provision for income tax	**$ 33,723**	**$ -**

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 27,940
2022	13,770
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 41,710**

Rent expenses were in the amount of $ 9,500 and $ 0 as of December 31, 2020, and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, through February 19, 2022, which is the date the financial statements were available to be issued.

On June 24, 2021, the company changed its name from MeatRx Inc. to FoodRx Inc.

On August 10, the company filed a Certificate of Amendment and changed its name from MeatRx to Revero Inc.

On October 5, 2021, the company issued 6,000,000 shares to Mahsa Rostami.

From January 14, 2022 through February 8, 2022, the company issued SAFE notes to several investors in the amount of $1,150,000. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investor the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically be entitled to receive a portion of proceeds equal to the Purchase Amount plus a 20% premium, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event. If there is a Dissolution Event before this instrument expires or terminates, the Investor will automatically be entitled to receive a portion of Proceeds as previously agreed prior to, or concurrent with, the consummation of the

Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name Revero

Logo



Headline Reversing chronic diseases with AI-based medical nutritional therapy

Slides



Eggs
Optimal
Beef
Optimal
Weight (lb)
Back
Health Conditions
Skin
Lorem Ipsum is simply dummy text of the printing and type setting industry.
Musculoskeletal
Sed ut perspiciatis unde omnis iste natus
Diabetes
Totam rem aperiam, eaque ipsa quae ab illo inventore veritatis et
Gastrointestinal
Totam rem aperiam, eaque ipsa quae ab illo inventore veritatis et
Mental health
Autoimmune
9:41
Hello,
Jamy Spencer
Today
Body
KETONES
Enter
GLUCOSE

Tags Health tech, Startups

Summary

- Revero treats and reverses autoimmune and other chronic diseases
- Revero provides AI-based nutritional therapy & 24/7 in-app medical support
- 79% of people eliminated or reduced all medications after 3 months
- Reimbursement by health plans and employers is the main market strategy
- CMO Shawn Baker MD is an expert in medical nutritional therapy
- Compares favorably to competitor Livongo (acquired for $18.5B in 2020)

Problem

People who suffer from inflammatory and metabolic diseases deserve better help

Current solutions for chronic inflammatory & metabolic disease are ineffective and unsustainable, and generic solutions fail due to lack of personalization.







| Current treatments are ineffective and do not solve the root pathways of diseases | Medications and surgery are costly and have side effects and complications | Health plans and employers are paying massive costs for chronic diseases |

Elimination diets are effective, but they are restrictive, require an adaptation period, and are not sustainable long term. Therefore some people quit along the way.

Solution

We have helped thousands of people in our community regain their health with a carnivore based elimination diet. In the future we are planning to go fully medical to reverse chronic diseases and provide AI-based nutritional therapy. We can identify and eliminate the foods that are causing the health issues for each patient, and get the same amazing results as the elimination diet without being too restrictive.

Revero treats the root causes of chronic diseases



Reversing
Chronic Diseases

Our AI-based medical nutritional therapy eliminates the foods that are contributing to the pathways of disease and personalizes the treatment based on biomarkers and clinical outcomes



24/7 In-App
Medical Care

Our physicians provide ongoing support and de-prescribe the medications as patients improve, while coaches provide on-demand support and feedback on progress data, all through the app

With Revero's online platform, we are transforming the treatment of chronic diseases by providing AI-based medical nutritional therapy, continuous remote care, and behavioral support.

What our treatment entails

Nutritional
Changes

Physicians
Care Team

Medication
Changes

Patient

Adaptive AI
& Analytics

Biomarker
Feedback

Coaching
& Support

Why now? Why us?







Chronic disease epidemic

Hundreds of millions of Americans are suffering and billions of dollars are spent

AI to solve the complexity

Optimal treatment for each person depends on demographics, lifestyle, etc

Our Unique Data Advantage

Access to reliable unconfounded data from real outcomes in our community

Product

Reversing chronic diseases via enrollment in the online platform



AI-Based Medical Nutritional Therapy



Biomarker Feedback



De-prescription of Medications



Analytics and Health Tracking



Coaching and Community

Enter Demographics + Health Conditions Data

- Patients is onboarded with a doctor, adds demographics, lifestyle, and health data
- Our AI algorithms personalize the nutritional therapy for patient's unique characteristics


9:41
Hello,
Jamy Spencer
Demographic
Edit
Age
40
Ethnicity
Asian, Caucasian
Gender
Male
Lifestyle
Edit
Activity level
Active
Sleep
Great
Stress level
Low
Health conditions
Edit
Musculoskeletal
Skin
Today
Nutrition
History
Community
Coaching


9:41
Back
Health Conditions
Skin
Lorem Ipsum is simply dummy text of the printing and type setting industry.
Musculoskeletal
Sed ut perspiciatis unde omnis iste natus
Diabetes
Totam rem aperiam, eaque ipsa quae ab illo inventore veritatis et
Gastrointestinal
Totam rem aperiam, eaque ipsa quae ab illo inventore veritatis et



AI-Based Personalized Treatment + Biomarkers

- Our medical nutritional therapy removes the foods that are contributing to disease and includes optimal foods
- We also adjust the treatment based on the patient's biomarkers and symptoms



9:41
Nutrition
Search
70
All
48
Optimal
45
Neutral
37
Avoid
Lettuce
Optimal
Cauliflower
Optimal
Mushroom
Optimal
Fish
Optimal
Eggs
Optimal
Beef
Optimal
Today
Nutrition
History
Community
Coaching



9:41
Hello,
Jamy Spencer
Today
Body
KETONES
Enter
GLUCOSE
Enter
WEIGHT
Enter
Gastrointestinal
Bloating
Severe
Constipation
None
GERD
Mild



De-prescription of Meds + Biomarkers Feedback

- As patients improve, our physicians de-prescribe the medications and provides on-demand support
- Patients can track their historical progress and get coaching and community support







Disclaimer: Revero is awaiting verification and medical trials to confirm its technology and treatment goals. It is currently not practicing medicine and makes no present claims about treating diseases. The information on this page reflects the future plans of the company. Please contact your healthcare provider for medical advice.

Traction

$400K+ ARR with 56% compound monthly growth

We launched two years ago, and organically grew to 2K+ paying subscribers and $400K+ in ARR. We have had 4.5K+ coaching sessions, and our podcast is ranked top 40 on Apple charts.

2K+	4.5K+	500K+
Paying Subscribers	Coaching Sessions	Social media followers
$400K+	56%	15M+
Annual Recurring Revenue	Compound Monthly Growth	Podcast downloads

Subscription metrics

Total Subscriptions



Churn Rate



Customers

12k+ people have reported health improvements

The following is a summary of results from a health survey of 12,000 people reporting improvement in their health conditions as a result of the carnivore based elimination diet.

Overall Health



Change in Meds



Digestive Health



Mental Health



Skin Health



Gotten a little better 25%

Gotten much better 66%

Body Fat



Decreased a small amount 31%

Decreased significantly 60%

Success Stories

Raymond

- Diabetes
- Rosacea
- Back pain
- Arthritis
- High blood pressure
- Irritable bowel disease

ALL GONE

 

Kelly

- Infertility

- Cystic acne

- Recurring infections

- Leg cramps

- Costochondritis

ALL GONE

 

Amanda

- Chronic pain

- Digestive issues

- Obesity

ALL GONE




Josh

- Depression
- Chronic Inflammation
- Obesity

ALL GONE

 

Business Model

Reimbursement by health plans and employers

Go-to-market strategy

Our main go-to-market strategy is selling directly to self-insured employers to save millions on their medical claims budget, as well reimbursement from health insurance companies to save billions of dollars on their cost of medical claims.



Partnership with Self-Insured Employers

Savings on their medical claims budget



Reimbursement by Insurance Companies

Savings on the cost of medical claims



Selling Directly to Individuals

Who seek treatment outside their insurance provider or employer

Subscription structure



Carnivore Diet Community

$15/mo

Non-medical

Powerful Elimination Diet
Community & Coaching
Data Source for AI
Network Effects

+ FUTURE



Reversing Chronic Diseases

$300/mo

Medical

AI Based Nutritional Therapy
Biomarker Feedback
De-prescription of Medication
Coaching & Support

Market

$152B serviceable obtainable market

The serviceable addressable market is $862B globally and $608B for the US. Assuming Revero captures 25%, we will have a serviceable obtainable market of $152B in the US.

US Market



Opportunity
- 59% of Americans affected by 1 or more chronic diseases (169 million people)
- Revero $300/month

$3.1T
US total cost of chronic diseases represents 90% of our 3.5 trillion dollars in annual healthcare spending according to CDC

$608B

$152B

Core Market
- Assuming Revero captures 25% of SAM

Enterprise Market Strategy

  

Self Insured Employers	Health Plans Fully Insured	Medicare Advantage
Saving $millions on the employer's medical claims budget	Payers who aggressively look to reduce MLR in their fully insured books	MA plans with innovative, digital first care models
Examples: Walmart, Boeing, Lowe's	*Examples*: Blues, United, etc.	*Examples*: United, Humana, Devoted Health, Oscar, Clover, BCBSNC

- Approximately 8M companies in the US
- This represents about 133M employees

- 2.3 billion people worldwide have multiple medical conditions



Future Treatments

Autoimmune conditions   Type II Diabetes   Mental health disorders

Competition

Revero is more effective and treats more conditions than competitors

We treat the underlying health issues rather than just the symptoms

One of our most comparable competitors, Livongo, recently went public with a $18.5B acquisition. This shows a high demand for the product in the broader market. We are far superior to Omada and Virta (valued $2B) in both effectiveness and the range of health disorders we can treat—including diabetes, inflammatory, autoimmune conditions, and more.



Revero is a new treatment paradigm. We treat the root pathways of diseases rather than just the symptoms.

	revero	Livongo	Virta	Omada
AI Based Medical Nutritional Therapy	✓	✗	✗	✗
Continuous Remote Care	✓	✗	✓	✗
AI Driven Patient Support & Coaching	✓	✗	✓	✗
De-prescription of Medications	✓	✗	✓	✗
Treating the root causes of diseases	✓	✗	✓	✗
Targeting Metabolic Conditions	✓	✓	✓	✓
Targeting Musculoskeletal Conditions	✓	✗	✗	✗
Targeting Gastrointestinal Disorders	✓	✗	✗	✓
Targeting Skin Conditions	✓	✗	✗	✗
Targeting Autoimmune Conditions	✓	✗	✗	✗
Targeting Mental Health Conditions	✓	✗	✗	✓

Vision

A look into our future milestones and strategy

What's next for Revero?



Milestones

AI and App Development — Clinical Trials — Employer Partnerships — Health Plan Partnerships

Estimated Financial projections

Estimated Revenue vs. Year



Founders

Mahsa Rostami

Co-founder & CEO

- AI engineer, expert in healthcare AI
- MS in Engineering, Data Science focus from Texas A&M
- Developed deep learning AI solutions for CMS.gov that improved health services for millions of people





Shawn Baker MD

Co-founder & Chief Medical Officer

- Orthopedic surgeon
- Expert in medical nutritional therapy
- Best-selling author
- International speaker

- World champion athlete



Podcast	Social Media	Book
		
Top 40	**500K+**	**Best-seller**
Apple nutrition podcast charts	Followers on social media	

Team

Mahsa Rostami	Co-Founder & CEO	AI engineer in Silicon Valley, expert in building AI solutions for healthcare. She has developed AI models that improved healthcare services for millions of people. Her personal health transformation inspired her to develop the Revero platform.
Dr. Shawn Baker MD	Co-Founder & Chief Medical Officer	Dr. Shawn Baker MD is an orthopedic surgeon, international speaker, best-selling author, and world champion athlete. He is a leading authority on nutritional therapy and raising awareness about how it affects chronic diseases.

Perks

$300	One year free membership to our carnivore community ($180/year value)
$500	Lifetime membership to our carnivore community ($180/year value)
$1,000	Virtual steak and workout with Dr. Shawn Baker
$5,000	Steak and workout with Dr. Shawn Baker at his house
$10,000	Steak and workout with Dr. Shawn Baker at his house + San Francisco tour with Mahsa Rostami
$20,000	Steak and workout with Dr. Shawn Baker at your location of choice
$40,000	Steak and workout with Dr. Shawn Baker and Mahsa Rostami at your location of choice

FAQ

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.


REVERO INC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022


THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Revero Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $30,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

(a)   **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with <u>Sections 1(b)-(d)</u> (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

        (b)   **<u>Liquidity Event</u>**.

        (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

        (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

        (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this <u>Section 1(b)</u>, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

      Notwithstanding <u>Sections 1(b)(i)(2)</u> or <u>1(b)(ii)(2)</u>, if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to <u>Section 1(b)(i)(2)</u> or <u>Section 1(b)(ii)(2)</u> would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

        (c)   **<u>Dissolution Event</u>**. If there is a Dissolution Event before this instrument terminates in accordance with <u>Sections 1(a)</u> or <u>1(b)</u>, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

        (d)   **<u>Termination</u>**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or

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restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the

Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)　　Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)　　The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)　　Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)　　All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)　　All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)　　Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)　　The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

REVERO INC

By:
Name: Mahsa Rostami
Title: Chief Executive Officer
Address: 3031 Steiner St., Unit 2, San Francisco, CA 94123
Email: mahsa@revero.com

INVESTOR:
By:
Name:

Exhibit A – *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Revero Inc (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Revero Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:
Name:
Date:

COMPANY:

By:
Name:
Date:

NOMINEE:
Republic Investment Services LLC

By:
Name: Youngro Lee, CEO
Date:

EXHIBIT D

Video Transcript

Shawn
Chronic disease is a huge global burden and current treatments do not solve the root causes. Medications and surgery are costly and often have side effects.

Mahsa
At Revero we effectively treat and reverse chronic inflammatory and metabolic disease without medications or surgery.

Shawn
Hi. I'm Dr Shawn Baker.

Mahsa
And I am Mahsa Rostami, and we are the cofounders of Revero.

Shawn
After many years working as an orthopedic surgeon I realized that despite the advances in healthcare, we were still failing to address disease in a way that truly made a difference. something needed to change and I started thinking outside the box. I discovered a method that targets the multiple root causes of diseases and transformed thousands of lives.

Mahsa
I am an AI engineer in Silicon Valley and in my personal journey to heal from autoimmune conditions I came across this method and it helped me finally heal and feel amazing. This inspired me to co-create Revero. I've previously developed advanced AI models that improved health services for millions of people.

Shawn
Our subscription-based digital platform combines medical nutritional therapy, machine learning, and continuous remote care to provide unprecedented results in treatment of chronic disease. We target the root pathways of disease, personalize the treatment using AI, and provide constant support through our physicians and coaches. Improper nutrition can lead to insulin resistance, gut dysfunction, and systemic inflammation. This results in diseases such as diabetes, arthritis, psoriasis, IBS, and more. Our nutritional therapy ensures you consume the nutrients that your body needs to flourish, and eliminates the foods that are contributing to the disease.

Mahsa
The relationship between nutrition and disease is extremely complicated, now with the power of AI we can finally solve this complexity. Using adaptive AI we can highly customize our nutritional therapy based on each person's unique lifestyle, demographics, and health conditions. Our AI-based treatment adjusts based on real time feedback from patient's clinical and biomarker outcomes

Shawn

Our continuous remote care means a Revero physician will safely deprescribe medications and oversee the treatment process. Also our coaching and peer support provides accountability and motivation for the patient.

Mahsa

We have special access to high quality data from their real-world outcomes of patients that reversed disease. This puts us in the unique position to capture a significant portion of the multi trillion dollar global market.

Mahsa

Our ultimate market strategy is to be reimbursed by insurance payers or employers for using revero which will save them massive cost for chronic diseases. We launched just over a year ago and organically grew to thousands of paying subscribers. We achieved all of this without any funding or marketing.

Shawn

Moving Forward we will do a clinical trial, further develop our AI models, hire some top talent, and enter the enterprise market.

Mahsa

We invite you to invest today in Revero's revolutionary technology that will forever change the way we treat chronic disease.

EXHIBIT E

Testing the Waters Communications



Republic

Company Name	Revero
Logo	
Headline	Reversing chronic diseases with AI-based medical nutritional therapy
Slides	
Tags	Health tech, Startups





Eggs
Optimal
Beef
Optimal
Weight (lb)
9:41
Health Conditions
Skin
Musculoskeletal
Diabetes
Gastrointestinal
Mental health
Autoimmune
9:41
Hello,
Jamy Spencer
Today
Body
KETONES
GLUCOSE

Summary

- Revero treats and reverses autoimmune and other chronic diseases
- Revero provides AI-based nutritional therapy & 24/7 in-app medical support
- 79% of people eliminated or reduced all medications after 3 months
- Reimbursement by health plans and employers is the main market strategy
- CMO Shawn Baker MD is an expert in medical nutritional therapy
- Compares favorably to competitor Livongo (acquired for $18.5B in 2020)

Problem

People who suffer from inflammatory and metabolic diseases deserve better help

Current solutions for chronic inflammatory & metabolic disease are ineffective and unsustainable, and generic solutions fail due to lack of personalization.







| Current treatments are ineffective and do not solve the root pathways of diseases | Medications and surgery are costly and have side effects and complications | Health plans and employers are paying massive costs for chronic diseases |

Elimination diets are effective, but they are restrictive, require an adaptation period, and are not sustainable long term. Therefore some people quit along the way.

Solution

We have helped thousands of people in our community regain their health with a carnivore based elimination diet. In the future we are planning to go fully medical to reverse chronic diseases and provide AI-based nutritional therapy. We can identify and eliminate the foods that are causing the health issues for each patient, and get the same amazing results as the elimination diet without being too restrictive.

Revero treats the root causes of chronic diseases



Reversing
Chronic Diseases

Our AI-based medical nutritional therapy eliminates the foods that are contributing to the pathways of disease and personalizes the treatment based on biomarkers and clinical outcomes



24/7 In-App
Medical Care

Our physicians provide ongoing support and de-prescribe the medications as patients improve, while coaches provide on-demand support and feedback on progress data, all through the app

With Revero's online platform, we are transforming the treatment of chronic diseases by providing AI-based medical nutritional therapy, continuous remote care, and behavioral support.

What our treatment entails

Nutritional Changes

Physicians Care Team

Medication Changes

Patient

Adaptive AI & Analytics

Biomarker Feedback

Coaching & Support

Why now? Why us?







Chronic disease epidemic

Hundreds of millions of Americans are suffering and billions of dollars are spent

AI to solve the complexity

Optimal treatment for each person depends on demographics, lifestyle, etc

Our Unique Data Advantage

Access to reliable unconfounded data from real outcomes in our community

Product

Reversing chronic diseases via enrollment in the online platform



AI-Based Medical Nutritional Therapy



Biomarker Feedback



De-prescription of Medications



Analytics and Health Tracking



Coaching and Community

Enter Demographics + Health Conditions Data

- Patients is onboarded with a doctor, adds demographics, lifestyle, and health data
- Our AI algorithms personalize the nutritional therapy for patient's unique characteristics


9:41
Hello,
Jamy Spencer
Demographic
Edit
Age
40
Ethnicity
Asian, Caucasian
Gender
Male
Lifestyle
Edit
Activity level
Active
Sleep
Great
Stress level
Low
Health conditions
Edit
Musculoskeletal
Skin
Today
Nutrition
History
Community
Coaching


9:41
Back
Health Conditions
Skin
Lorem Ipsum is simply dummy text of the printing and type setting industry.
Musculoskeletal
Sed ut perspiciatis unde omnis iste natus
Gastrointestinal
Totam rem aperiam, eaque ipsa quae ab illo inventore veritatis et
Diabetes
Totam rem aperiam, eaque ipsa quae ab illo inventore veritatis et



Mental health

Totam rem aperiam,

Autoimmune

Nemo enim ipsam
voluptatem quia
voluptas sit aspernatur

Today Nutrition History Community Coaching

AI-Based Personalized Treatment + Biomarkers

- Our medical nutritional therapy removes the foods that are contributing to disease and includes optimal foods
- We also adjust the treatment based on the patient's biomarkers and symptoms


9:41
Nutrition
Search
70
All
48
Optimal
45
Neutral
37
Avoid
Lettuce
Optimal
Cauliflower
Optimal
Mushroom
Optimal
Fish
Optimal
Eggs
Optimal
Beef
Optimal
Today
Nutrition
History
Community
Coaching


9:41
Hello,
Jamy Spencer
Today
Body
KETONES
Enter
GLUCOSE
Enter
WEIGHT
Enter
Gastrointestinal
Bloating
Severe
Constipation
None
GERD
Mild



My activity

6:03PM   **Ketones**
NOV 19TH, 2019   **0.6mmol/L**

Today   Nutrition   History   Community   Coaching

De-prescription of Meds + Biomarkers Feedback

- As patients improve, our physicians de-prescribe the medications and provides on-demand support
- Patients can track their historical progress and get coaching and community support


9:41
History
Past month
All time
IBS
Unbearable
Severe
Moderate
Mild
None
10 JAN, 2021
NOV DEC JAN FEB MAR APR MAY JUN JUL AUG SEP OCT
Weight (lb)
200
150
100
50
0
130lbs
6 APR 2021
NOV DEC JAN FEB MAR APR MAY JUN JUL AUG SEP OCT
Today
Nutrition
History
Community
Coaching


9:41
Community
Guides
Educational videos
Online Meetings
Socialize with members
Physicians
Find Healthcare Providers
Success stories
Get inspired



Disclaimer: Revero is awaiting verification and medical trials to confirm its technology and treatment goals. It is currently not practicing medicine and makes no present claims about treating diseases. The information on this page reflects the future plans of the company. Please contact your healthcare provider for medical advice.

Traction

$400K+ ARR with 56% compound monthly growth

We launched two years ago, and organically grew to 2K+ paying subscribers and $400K+ in ARR. We have had 4.5K+ coaching sessions, and our podcast is ranked top 40 on Apple charts.

2K+ Paying Subscribers	**4.5K+** Coaching Sessions	**500K+** Social media followers
$400K+ Annual Recurring Revenue	**56%** Compound Monthly Growth	**15M+** Podcast downloads

Subscription metrics

Total Subscriptions



Churn Rate



Customers

12k+ people have reported health improvements

The following is a summary of results from a health survey of 12,000 people reporting improvement in their health conditions as a result of the carnivore based elimination diet.

Overall Health



Gotten a little better 22%

Gotten much better 74%

Change in Meds



Remained the same 20%

Reduced the dosage 13%

Eliminated some medications 21%

Eliminated all medications 42%

Digestive Health



Mental Health



Skin Health



Body Fat



Success Stories

Raymond

- Diabetes
- Rosacea
- Back pain
- Arthritis
- High blood pressure
- Irritable bowel disease

ALL GONE

 

Kelly

- Infertility

- Cystic acne

- Recurring infections

- Leg cramps

- Costochondritis

ALL GONE

 

Amanda

- Chronic pain

- Digestive issues

- Obesity

ALL GONE

 

Josh

- Depression
- Chronic Inflammation
- Obesity

ALL GONE




Business Model

Reimbursement by health plans and employers

Go-to-market strategy

Our main go-to-market strategy is selling directly to self-insured employers to save millions on their medical claims budget, as well reimbursement from health insurance companies to save billions of dollars on their cost of medical claims.



Partnership with Self-Insured Employers

Savings on their
medical claims budget



Reimbursement by Insurance Companies

Savings on the cost of
medical claims



Selling Directly to Individuals

Who seek treatment
outside their insurance
provider or employer

Subscription structure



Carnivore Diet Community

$15/mo

Non-medical

Powerful Elimination Diet
Community & Coaching
Data Source for AI
Network Effects

+ FUTURE



Reversing Chronic Diseases

$300/mo

Medical

AI Based Nutritional Therapy
Biomarker Feedback
De-prescription of Medication
Coaching & Support

Market

$152B serviceable obtainable market

The serviceable addressable market is $862B globally and $608B for the US. Assuming Revero captures 25%, we will have a serviceable obtainable market of $152B in the US.

US Market



Opportunity
- 59% of Americans affected by 1 or more chronic diseases (169 million people)
- Revero $300/month

$3.1T
US total cost of chronic diseases represents 90% of our 3.5 trillion dollars in annual healthcare spending according to CDC

$608B

$152B

Core Market
- Assuming Revero captures 25% of SAM

Enterprise Market Strategy



Self Insured Employers

Saving $millions on the employer's medical claims budget

Examples: *Walmart, Boeing, Lowe's*



Health Plans Fully Insured

Payers who aggressively look to reduce MLR in their fully insured books

Examples: *Blues, United, etc.*



Medicare Advantage

MA plans with innovative, digital first care models

Examples: *United, Humana, Devoted Health, Oscar, Clover, BCBSNC*

- Approximately 8M companies in the US
- This represents about 133M employees

- 2.3 billion people worldwide have multiple medical conditions



Future Treatments
- Autoimmune conditions
- Type II Diabetes
- Mental health disorders

Competition

Revero is more effective and treats more conditions than competitors

We treat the underlying health issues rather than just the symptoms

One of our most comparable competitors, Livongo, recently went public with a $18.5B acquisition. This shows a high demand for the product in the broader market. We are far superior to Omada and Virta (valued $2B) in both effectiveness and the range of health disorders we can treat—including diabetes, inflammatory, autoimmune conditions, and more.



Revero is a new treatment paradigm. We treat the root pathways of diseases rather than just the symptoms.

	revero	Livongo	Virta	Omada
AI Based Medical Nutritional Therapy	✓	✗	✗	✗
Continuous Remote Care	✓	✗	✓	✗
AI Driven Patient Support & Coaching	✓	✗	✓	✗
De-prescription of Medications	✓	✗	✓	✗
Treating the root causes of diseases	✓	✗	✓	✗
Targeting Metabolic Conditions	✓	✓	✓	✓
Targeting Musculoskeletal Conditions	✓	✗	✗	✗
Targeting Gastrointestinal Disorders	✓	✗	✗	✓
Targeting Skin Conditions	✓	✗	✗	✗
Targeting Autoimmune Conditions	✓	✗	✗	✗
Targeting Mental Health Conditions	✓	✗	✗	✓

Vision

A look into our future milestones and strategy

What's next for Revero?



Milestones — AI and App Development · Clinical Trials · Employer Partnerships · Health Plan Partnerships

Estimated Financial projections

Estimated Revenue vs. Year



Founders

Mahsa Rostami

Co-founder & CEO

- AI engineer, expert in healthcare AI
- MS in Engineering, Data Science focus from Texas A&M
- Developed deep learning AI solutions for CMS.gov that improved health services for millions of people





Shawn Baker MD

Co-founder & Chief Medical Officer

- Orthopedic surgeon
- Expert in medical nutritional therapy
- Best-selling author
- International speaker

- World champion athlete



Podcast	Social Media	Book
		
Top 40	**500K+**	**Best-seller**
Apple nutrition podcast charts	Followers on social media	

Team

Mahsa Rostami	Co-Founder & CEO	AI engineer in Silicon Valley, expert in building AI solutions for healthcare. She has developed AI models that improved healthcare services for millions of people. Her personal health transformation inspired her to develop the Revero platform.
Dr. Shawn Baker MD	Co-Founder & Chief Medical Officer	Dr. Shawn Baker MD is an orthopedic surgeon, international speaker, best-selling author, and world champion athlete. He is a leading authority on nutritional therapy and raising awareness about how it affects chronic diseases.

Perks

$300	One year free membership to our carnivore community ($180/year value)
$500	Lifetime membership to our carnivore community ($180/year value)
$1,000	Virtual steak and workout with Dr. Shawn Baker
$5,000	Steak and workout with Dr. Shawn Baker at his house
$10,000	Steak and workout with Dr. Shawn Baker at his house + San Francisco tour with Mahsa Rostami
$20,000	Steak and workout with Dr. Shawn Baker at your location of choice
$40,000	Steak and workout with Dr. Shawn Baker and Mahsa Rostami at your location of choice

FAQ

Youtube Q&A with founders

good to see you again tell us what's going on what do you want to share today yeah good to see you too my name is Mahsa for the ones who don't know me i'm the co-founder and ceo of revero so we built this amazing community together and i've been kind of on the background building the website doing cool stuff and now i decided to kind of be a little out there with you guys to talk about our live campaign so it's going amazing it's just been unbelievable so we launched this republic campaign for those of you who don't know what it is it's a crowdfunding campaign what that means is you can invest in revero for as little as 150 dollars and you will own stock you will own equity um in our company so we launched this actually or not even fully launched we're at this point only taking reservations and we started six days ago and our goal was one million and within six days we are already at seven hundred thousand dollars or more so we are actually expecting this to be filled out within a few days it's just been incredible thank thanks to all of you who have been supporting us and we are going to revolutionize the health care system as you all know i've been through this many of you have you know been failed by the health care system so moving forward revero is going to have a full virtual medical clinic that means we're going to have doctors on board to help you every step of the way adjust your medications get healthy using nutritional therapy it's similar to carnivore elimination diet but it actually personalizes treatments based on each person's demographic based on their unique characteristics so for somebody it could be hey i can tolerate blueberries for another person could be hey i can eat apples and oranges so we use ai and machine learning to use data from thousands of other people similar to you to find out what is the optimal nutritional strategy for each person hey it could still be carnivore for a lot of people who are more on the sensitive side or it could be you know enabling some people to add some fruits and vegetables selectively based on their health conditions so it is basically a virtual clinic that is enabled by machine learning enabled by digital tools to provide care at scale and so we are projecting we are estimating to reach 100 million revenue in five years that means you are going to be a unicorn startup similar to what where facebook and google they started as a small company and people who owned equity at the very early stages of those companies are now millionaires because you know those shares are going to turn into 100x or even more in a few years so thanks so much for those of you who not only believe in our vision and you know our mission to heal chronic diseases but also you know notice this as a great investment opportunity as many people have again i was talking to republic um the website who was actually hosting our crowdfunding campaign and they were telling me today that this has never happened they only had one other case where you know on their reservation phase they actually filled out their whole crowd you know equity um maximum so pretty exciting guys and we are very glad to have you and we are happy to answer any questions that you guys have sean yeah and somaz had a very nice uh sort of overview what we're doing there and it's it is really exciting and the fact that we've had such a wonderful uh crowd response and again the reason we want to allow you know we could have went straight to angel investors and and venture capital folks and and not and skip the crowdfunding part but i think it's so important that the uh you know people have been members of the community and helped us to create what we've created by by taking the risk and trying different diets and sharing their successes have a chance to you know invest in and hopefully as we grow and and i'm very confident we will benefit that way as well and so that's what i want to do and so what Mahsa points out is you know we're going to reach our cap pretty soon and we're not sure that we'll be able to take any more investments and so that's something that you know just be mindful that if you're considering that that's something something cool um we have you know what the point of this is to answer questions that people have some people have questions about uh some of the investment stuff so what we're going to do we're happy to answer those questions here if you're i know you're on youtube we've got some that you know the republic site itself as an investor or just somebody who's interested and ask us questions and we're pretty good about you know getting our answers back um there is uh some things we can't still think there's a few things we technically aren't allowed to just do to sec regulations about terms and things like that but that's something that once we go live which will happen uh fairly shortly those things are all open to everybody to talk about so right now you can you can reserve your spot and you know hopefully you'll be able to get in when before it before that before the door closes and i don't know how quick it's like i'm thinking we're going to reach our cap by by the weekend based on what we're seeing here so it's it's pretty exciting for us it's a good problem to have but uh anyway we're very thankful for that so Mahsa has some questions that that uh some of our uh investors have asked us so we're gonna share those because probably a lot of you guys have the same questions so Mahsa did you want to start with a question absolutely i'm going to start with sharing my screen actually showing the campaign to you guys so we are now at seven hundred thousand uh plus on our yeah and then 632 people reserved and that's only a fraction of our community our our supporters so you guys can watch this video that we made with the apps and all the details and we don't need lots of wordy how did they get to this site again remind them where they go what's the website great question republic.com slash revero you can see the address on top okay great and then you guys can see on the right side we have different perks based on the amount that you invest if you invest 300 you get free one year free membership to the carnivore community for a thousand dollars you get lifetime membership actually we these keep getting sold out they're getting sold out so quick we have to change the prices so yeah so for three thousand dollars virtual's taken workout with dr baker for five thousand you can come to his house and do that um and then for ten thousand dollars you you can do that plus you can also come to san francisco i will give you a tour of san francisco i live in the marina one of the most touristy places in san francisco so that's gonna be a lot of fun guys and at 20 000 uh you can have steak and workout with dr bacon at the location of your choice so we can come to your house they have been sold out we actually only had three so now we have to increase the price to 30 000 when we only have three left for that and for forty thousand dollars uh both of us will come to the location of your choice and then if you are an accredited investor who wants to invest more than 50k actually email us at invest rivera.com and we can get in touch you can come be a um you know stakeholder directly in our cap table so those are for more angel investors as well yeah guys and i want to i just want to point out that on the left side of the screen there you know this is going to be a completely paradigm shifting way to do medicine now you know obviously there's still some of the traditional doctor patients relationship but we're going to be focusing on reversing disease getting people off medications saving people you know hundreds of thousands of dollars years totally transforming the way we prioritize medicine whereas right now we have this very much procedure and pharmaceutical driven model we want to go away from that we want to get people off nice and get people healthy and that's the transform of nature what we're planning on doing and doing it at massive scale and this is something that i think uh you know the time is right for this i think so many people realize how how much chronic disease is impacting not only their lives but the entire society and i think we're almost at a breaking point and we're not doing a good job of doing that and we know that we can fix it and we know we can do better because we are doing better you know i've said before i believe that most diseases most people can come off medications most people can reverse most diseases and the reason i believe that is because i see it almost every single day so we know it's happening and we just got to figure out how to scale this and this is what our you know our solution our evolving solution this is going to be and so we're going to i mean this is this is going to be ground breaking and paradigm shifting and you know uh this is going to change things for the better for for a number of reasons for the for the whole world quite honestly and we're excited because we're going to be eventually this is going to be a global thing we're starting in the us and then we're going to we're going to branch out and take over the world guys so you can be part of that it's pretty exciting absolutely and we have one review from somebody it's very interesting 79 percent of people eliminated or reduced all medications after three months so let's go back to this we actually did a survey from um thousands of people 12 000 people responded within a few days in our community you can see some of these amazing results that people got with our method and this is where you can see 79 of people were able to eliminate their medication so when you look at the health care system when you look at people getting a chronic disease it's just they they get worse every day they go to their doctor the doctor says hey why don't you move more and i you know eat less but it doesn't work even when they do that they just are put on more and more medication so there is nothing out there right now for autoimmune disease that can quite reverse it at this at this rate not only for autoimmune but also for type 2 diabetes for mental health disorders and that's why you can see on top we have the basically health plans and employers are the ones who are paying massive costs and that's why our solution we can save millions of dollars for the health care system for those employee employers who you know hire these people they have to insure them and millions of dollars are unspent when somebody gets a chronic disease sometimes it's a self-insured employer that pays that out of the pocket or sometimes they're covered by health plans so we're also going to partner with health plans because we can save millions of dollars for them as well not only that but if you're also an individual in our community you can just do that outside of your health insurance so you can join the community get the medical services so this is the app and the patient journey so you sign up you get on-boarded with the doctor we pull your previous medical records the doctor will go through your health history your medical record and then the ai is going to personalize the treatment personalize the nutritional therapy based on age ethnicity gender lifestyle so if you exercise every day this recommended nutritional therapy could be different for you how is your sleep how's your stress so machine learning models are able to customize the treatment for each person and that's where you see over here you can see the optimal foods that are recommended the neutral foods and the foods that you should avoid and eliminate and then the patient can put in their biomarker in the app every day if it's ketones or glucose especially important for somebody with type 2 diabetes or if it's gastrointestinal symptoms bloating diarrhea so these are the symptoms that go back into our app and our machine learning models can actually update the treatment on the go as you get better as you transition and then we provide data and analytics for your progress throughout that and then we have coaching and community to help you on the behavioral side of things very nice i was wondering you know i was one thing i was trying to try to say is you know like this is an analogy i like to use it's like if i want to learn how to be the best sort of athlete i want i can be i'm going to look at the top athletes that have figured it out and what we do in medicine which is kind of interesting so we see people that reverse diseases kind of every once in a while you know a doctor will say yeah i saw first uh you know crohn's disease went away and and all they do is they say well that's interesting and they never fought they never follow up they never forget what happened what they did what we're doing is the opposite we are taking these people that we know are reversing diseases and finding out everything about them and saying this is how we can do it and then figure out what's different about one person the next and how we can sort of use that data their individual uniqueness what they were able to do what worked for them what didn't work for them and compile that and so model those guys as our as our as our exemplary people rather than just saying what the typical medical saying says well we know that about five percent of the people these people are miss and and we don't care we don't they don't investigate any further which i think is crazy that's what we're doing so do we have any questions we want to look at master what are your thoughts on on yeah let's look at the live stream so the first comment is stakeholder quote and code uh yeah love it um we would be not you guys can be not only holding steaks but you guys can also hold the steaks in our company so that's wonderful uh dr baker i love your nutritional stuff but i deeply respect your voice you are one of the few who has shown the courage to speak out you are a true patriot thank you sir that's amazing all right so it'll be investing thanks brian yeah just like i said like russia's i said make sure you get it in fairly quick because we may run out of room you know i mean there's a there's a amount that we're allowed to to offer and so once that goes out we it may be difficult to change that um eviscerella swift boy hell has a name part of her diet fixed my adult onset asthma and chronic so many issues i have my life back and that's what we're trying to do give these people their lives back and it's interesting you know i didn't even know this as a physician until i got into this nutritional stuff that asthma is actually not an autoimmune issue i mean i would have never known that until i started looking into this and so we're seeing um by fixing you know gut gut health fixing gut dysfunction that we see these other immune issues get better even things like asthma which you wouldn't really relate nobody would think that my asthma is related to what i eat but it actually can be and it's interesting yeah we get another comment that go ahead yeah okay go ahead minnie beth or what would you say oh doctors prescribe meds in helping to wean off and order blood work absolutely that's why we wanted to shift into a 360 full medical support for our patients because when we did a survey a lot of the people in our community said that their doctors are actually not supportive not only that so doctors have sometimes very low educational nutrition and even if they do they don't know what is the best nutritional therapy and even if they have heard of carnivore or keto or paleo it is not personalized for each for each person and so that's why we're providing doctors that are not only familiar with this but they use nutritional therapy as a main method to reverse diseases and yeah they will help you all throughout the way all throughout the journey to reduce your meds adjust your meds and actually order blood work yeah they're gonna the nice thing is we're gonna hire physicians that are there that are sympathetic to treating disease through lifestyle and nutrition and so on and so forth and and they're not going to be people that are going to tell you to go on a low fat plant-based diet because your cholesterol is high most likely they're going to be more in thorough and in-depth about what to do with that um [Music] pacer are there new findings in the carnivore and high fat that say they that that we have overdone it some prominent people in space are considering this yeah there's a lot of discussion around that again there is uh um uh you know different people that do different this is why this sort of ai driven sort of scenario works because we can start to figure out those issues and yes you know you can't eat too much fat you can eat too much of anything and so yes that can occur it's the question is who's it occurring is why is it occurring is what threshold is and so sure there are a lot of people that thrive on a high fat diet though there's some that don't so i just have to see that many vessels my nurse practitioner is not very helpful at all and that's what we're trying to get away from guys we you know i mean there's a model there is a disease model or disease maintenance model or disease management model which is very much what you get you know and if you don't if you don't fall if you fall outside the square they can't deal with that it's they want everyone to you know it's kind of a one-size-all cookbook medicine a lot of people complain about being cooked you know it's like you're just following directions from the cookbook that's not how we work as humans and so uh being able to uh take into account these different things and you know more more honestly we want to cure disease i mean you know we want our physicians to be able to get people off these medications and make the disease go away that's our ultimate goal i mean that's what the role of a physician should be not so much just manage your disease and tell you you're going to have for the rest of your life and here's all the medicines you're going to need to take i think that's a failing strategy i think that's one i don't accept and i think it's something that we can we we can we can overcome that and i'm sure i'm confident we will yeah i want to add to that um i want to answer that so carnivore has been amazing for thousands of people in our community some of us have learned that we can reintroduce some things back into the diet without the symptoms coming back and it differs based on different people some people need to stay carnivore just meat salt and water for a long period of time some people can actually comfortably even reintroduce some carbs back into their diet some fruits and vegetables back into the diet and now using the power of data from thousands of people who actually went to carnivore and then they tried reintroducing different foods and we noted what symptoms come back how it affects their different diseases we can provide the optimal nutritional therapy for a new person without them having to go to the strict elimination diet without them having to go fully carnivore and i think that's very that's much more appealing to the average person so folks in our community you guys are kind of early adopters of this revolutionary method of treating your diseases with nutritional therapy but when you talk to a lot of people when you tell them you know you have to eliminate certain foods they really get scared away because they're like oh you know this is too hard or too much or how do i know this is good for me so i think that's much more appealing for millions of people in the world in the country to you know kind of identify only those food triggers and eliminate them but nobody else can do this because we have access to data from this carnivore community who went to the baseline so we can identify exactly what foods are causing what diseases because if somebody's eating hundred types of foods and they get a symptom they get a trigger they can't identify which food caused it but we and only us we have access to this unconfounded data and that's why you know companies can come and go but nobody else can build this machine learning algorithm to predict the optimal nutritional therapy like we do do we have any questions on our from our republic page you wanted to go through Mahsa we've got uh um yeah i i saw a couple questions so folks are asking about international investment absolutely no matter where you are in the world you can absolutely invest in rivera through republic um there's a small issue with ontario canada with the escrow agents or something so if you're there it seems like there's a limitation there but other than that you can absolutely invest from anywhere in the world yeah i don't know that the truckers in ontario are gonna are gonna change that policy anytime soon but i think iran and syria and north korea and some places like that you can't invest from so hopefully none of you guys are you know trying to invest from there probably not awesome okay um brian says i will be investing in this no doubt red meat for the win thank you so much and eva sorella says that she's already reserved her spot so yeah we saw that then there's this double down your big true beacon of health and why dr baker thank you for all you do you'd save my life well thank you for that i appreciate the the feedback and you know like i said this is what drives me folks like you getting their lives back and i think that's super awesome and rick saying 65 years old almost six weeks ago 190 car i've lost 15 pounds plus another 10 pounds 175 still stronger already awesome great to hear and this is what we need we need we need we need millions of you guys we need millions of you guys to get better and show that it can be done and we can take uh take everything back you know get back to a healthy society and so we don't have so many people that are suffering needlessly from chronic disease and you know obesity and mental health disorders which is all related to diet and so i think i think we can just do so much good in society with this type of stuff all right awesome thanks so much guys we'll be here almost every day so let us know what questions you have and there's always the discussion board on republic go to republic.com rivera thanks everybody all right take care guys and that little

Youtube: Founders meeting with the community
oh there's Mahsa sitting on top of the golden gate bridge good to see you Mahsa how are you this morning good morning i'm doing well how are you how are you i'm good so i imagine more people will be coming in so i think uh you know while um we're here i think i think everybody probably knows who you are i hope so i mean if not uh Mahsa is my co-founder in which it was originally meatrx and now um revero Mahsa is acting as is the ceo of revero now um she is you know got a background in data science ai and has done a lot of that you know the construction of this community the website side and the technical side and just doing a lot of stuff with the in the background on the business side so anyway we want to talk a little bit about uh um answer some questions but kind of talk a little bit about where we are going as a company and a lot of people are interested in that and where we're going as a community so um uh let me just i'll put some something just some of the things we can talk about some of the things unfortunately we can't get into details due to scc regulations and stuff like that but you know some of you guys know we are expanding the company and to do that you know we are going to be doing some pretty significant fundraising here in the in the next uh you know a couple months probably starting very very shortly some of that um is going to be through traditional you know kind of venture capital fundraising but uh there is an opportunity for kind of the the public to uh be part of that and that's i think that's something that we can we can share some of the details Mahsa do you want to um discuss that a little bit or do you want me to keep yapping yeah that sounds great uh i can get a little into the details so um exciting news so far what we've been doing is build a community for the carnivore diet and you amazing folks have been really just making this a lovable community just an environment for everybody who can have a refuge from the broken healthcare system and find their health here and uh it's just been amazing the things that we've seen the success stories the support that you guys give each other and it's just been really really wonderful we thought how can we bring this gift to the bigger community so that more people are open to it people that are not necessarily on board like get a big attract when they hear the garden war diet they also need help like being healed from their diseases etc so we thought one way to do that what if we could identify specifically what foods are contributing to each person's disease so if it's kidney stones what if we could find out these are the foods that have oxalates and these are the ones that are contributing to the disease um based on the person's demographics so for example somebody who does like intense workout every day they can have different tolerances for carbs versus somebody who's like fairly sedentary so we thought how can we take into account these individual personal differences to uh make this method available for people who are too scared to go carnivore etc or they think it's too extreme and that's where the power of ai comes in we can actually personalize the treatment see that john he's a 40 year old male he's asian and he works out three times a week and he's suffering from kidney stones and diabetes what is the optimal nutrition for him that we can provide what foods he needs to eliminate to get rid of the pathways of disease that are contributing to his illness and what are the optimal foods that he needs to keep in his diet obviously it's going to be meat based um i don't think we will ever advocate for a vegan or vegetarian diet not to mention it's very unethical to put somebody on that diet but anyways it's going to be a meat-based diet plus ai can detect what foods can you tolerate from the fruits and vegetables family so that's one part of the ai based treatment um the ai based nutritional therapy that enhances carnivores so a lot of you folks have been adding foods after going carnivore staying 90 carnivore 80 carnival realizing i can have olives i can have salad i can have cucumbers and we want to find out exactly what that food is because if you have psoriasis you may not be able to have red pepper or bell pepper even though it's keto although if you are just suffering from diabetes you might be able to incorporate dairy because it's low carb we're not suffering from inflammation etc so we want to find these answers with ai and that's where we are taking the company next to expand an ai based meat based diet that can have select fruits and vegetables in it that is one part of it sean do you want to add anything to that i think you're a mute yeah i was going to say for some people it you know it's still maybe the carnival diet works best for them and they're happy with that and that's fine too and we're so we'll continue with having this community of people in the carnival like i said there's a lot of people out there that you know are willing to change their diet and lifestyle but they they're not convinced they can

go that extreme or whatever so that's that's fine we can deal with that and i think we can figure out what what works pretty well for a lot of people a lot of conditions mods that you know when we point out that um certain demographics certain medical conditions seem to make people more or less susceptible to different foods outside of meat and some people you know i see some people with certain animal products they don't do well since we'd like to know that as well but i think the other things that we're looking at doing is you know um becoming more of a full-service medical uh platform so we will have physicians at workforce we'll have revero physicians that you can actually utilize that are aligned philosophically with what we do they're not going to be people that are going to yell you to eat a low-fat diet to lower your cholesterol typically and they're going to have more nuance and understanding and you know and the goal will be you know to de-prescribe people off medications people that come to us with multiple medical issues and multiple medications the goal will be you know let's let's see if we can get these people off on off some or all these medications and and then going from there to continue to uh you know not only uh see a decrease in illness and sickness but also then you know trying to get healthy what i think and i think there's a big difference between not being disease or treating disease and actually promoting health and so we'll be able to do some of those things and i think you know we'll be getting into for those people that need you know diabetes diabetics typically need to monitor blood sugar and so we're going to facilitate that people with hypertension need to monitor their blood pressure and so we're going to be using that and incorporating some of that data and some people with you know some people will need equipment some won't you know people with depression obviously there's there's nothing you can stick on your head to monitor your depression but there are subjective and objective uh things that you can monitor that will see that now there will be some you know like from a uh you know some medicaid some some diseases are very expensive to treat you know like like like some of these like autoimmune inflammatory conditions where people are taking these you know biologic disease modifying drugs or you know immune model modulating drugs that cost you know you know thousands of dollars a month in many cases and so those ones will make really good sense because you know if we get somebody off their crohn's disease medicine or their psoriasis medications you know we can save a lot of money or other other diseases like hypertension the other drugs aren't that expensive but there are lifestyle um and sequelae of you know hypertension chronic and you know chronic hypertension where they're managed or not will lead to you know cardiovascular disease and so we can we can we can avoid that so ultimately we save you know millions and millions of do well got billions of dollars honestly at the end of this and you know i think what Mahsa point what at the beginning you know a lot of people a lot of people are here because the healthcare system wants them to let them down and it is it is there are some major problems with you know like i've said this many times if i i'm in a car wreck and i've got my femur sticking out through my skin please take me to the nearest er and and get me to an orthopedic certain you can fix me up but if i have diabetes or i have you know depression or you know whatever these chronic diseases of which you know 80 85 of the medical healthcare dollars go to i think we can do a better job than that and i think a lot of people are realizing that i think you know i think you know if anything in the last few years people are realizing that you know the the um incentive is mostly just hey let's put people on drugs and that's you know i don't think most people want that but i think they're not giving any good options and so there are a few companies out there that are starting to do this and we are going to be one of them and i think we're going to be one of the in my view the best one because we've got such a wide you know i mean you guys have been around long enough you know damn everything gets better on carnival right i mean we we've seen that and so if we can you know we can focus on that so yeah we could you know like like some people will focus on diabetes because it's pretty easy to uh you know blood sugar up blood sugar down it's not that hard it's a pretty straightforward process you know that you know we can you can throw somebody got a ketogenic diet a low-carb diet and see the blood glucose get better but you know when you start getting into crohn's disease rheumatoid arthritis psoriasis ptsd bipolar disorder you know uh hashimoto's thyroiditis you know asthma all these things that we are seeing good results in no one else is doing that and so i think as we expand you know we've got kevin in here with you know with ms and i mean he's seeing results and and you know no one else is uh no one else is really doing that in a real real way i mean there's a few fringe people and you know you've got some of these natural healers and stuff like that but it's it's really you know and these people tend to be specific to one thing you got the headache doctor and you've got the you know whatever whatever doctor but i mean when you have an entire platform an entire company to that can can literally impact just about everything i mean it's just really powerful and and you know i'm super excited to see where we go um yeah so anyway that's my some more bit on that i know i've got um yeah i mean jim is saying similar to verda yeah i mean that's a that's a good example virta like i said you know they've sort of done this with respect to primarily diabetes and diabetes is one of you know literally thousands of diagnosis now it's very common and it's one that's a good target to go after so many people have it and it's you know relatively expensive to treat to some degree depending on what you know the complications are certainly and uh you know but i think you know our results are and i i say this with all you know not to knock them but i think our results are better i think we can do more than they can and if they can do it we can do it and uh you know they are you know they're off to the races and running and they're well funded and uh you know they're going to be and i think ultimately there's going to be no many many of these companies like us you know that are going to be out there that are i mean doing lifestyle i mean i think it's it's we've reached the breaking point in in society where you know we're seeing that you know this care system is no longer financially sustainable you know we just we're just keep we just keep pouring money and chasing money after this stuff and it's not making people better ultimately people are sicker fatter more depressed than they've ever been despite literally billions of dollars of technology that's been thrown into these things so anyway all right maz do you want to hear anything else yeah absolutely when we look at the market what current solutions there are at the moment there are insurance companies that are paying billions of dollars to people getting chronic diseases and they don't get better so somebody gets arthritis or diabetes they just go to the doctor it's like the amount of suffering that they go through the amount of frustration because they get worse and worse every day and at the same time we've built this amazing carnivore community and every day people reach out to us and say hey my doctor wants to put me on sentence although i feel so much better my doctor doesn't know how to describe this and that so that's when we identified a gap what if we actually enter the market because think of this in an ideal world let's imagine that somebody with arthritis goes to their doctor and instead of putting them on medications that are just on symptom management and they get worse and worse every day what if they prescribe the rivera method where we identify the foods that are causing it eliminate those foods put them on a meat-based diet plus a few things that they can tolerate and the arthritis completely goes away now turns out we can actually save millions of dollars for those health insurance companies people are very frustrated so employers are paying these massive costs for premiums of people who get chronic diseases it either goes on the goes out of the medical claims budget if a company is self-insured means they pay for somebody who gets a chronic disease or the companies that are fully insured so they pay a really high fee to aetna to a lot of these insurance companies and the cost actually falls on their shoulder the insurance company they are really looking for a solution out there that works and there's a huge market out there so if you look at the total addressable market in the us we have 3 trillion dollars just in the us and um the the global market is is very huge so we want to actually target reimbursement from health insurance companies because we actually can treat and reverse diseases the way that nobody else can and that's that's really powerful imagine that if a family member gets a chronic disease psoriasis crohn's disease arthritis there's actually a way to not be miserable there's actually a way to completely treat and cure disease and we want to provide that we want to provide that in the fully medical service with the medical support that a patient needs and it's all digital so more on that our plan is to have an app and basically the way it works is a patient would enter the system they put in their demographics their age their ethnicity their sun exposure their stress level how many times a week they work out they put that in the system and that is the data that can be used for our ai to personalize the treatment and after that the system the ai would find out the optimal nutritional therapy for that person in simple terms what are the foods that are contributing to the diseases that need to be eliminated and what are the foods that are optimal that the person needs to nourish their body such as meat so once we have that ai driven diet or nutritional therapy then we take biomarkers from the patient every day so if it's like if a person has diabetes it's going to be glucose ketones etc if a person suffering from psoriasis they put in their symptoms daily how are they feeling and so our treatment can also adjust based on the symptoms that they're putting in a system there's an adaptation period for everybody so we're going to have a ton of resources for a person to go through the adaptation period you will have coaching we will have videos that can walk walk them through that and after that the doctor is actually so right now if a person's suffering from disease they see their doctor once a year or twice a year to adjust the medication for some of these diseases we know that the medication needs to be adjusted daily or weekly such as diabetes that when a person goes on a keto diet or a carnivore diet their insulin needs to be adjusted so the doctor can actually communicate on a daily basis and adjust the medication to the patient the healthcare provider would would communicate that through the app that's one also for other diseases psoriasis etc people get so better so quickly on carnivore that they need that um deep description of the medication and again looking at insurance companies and what they're looking for they're starving for a solution that actually works there because nobody else out there is de-prescribing the medication everybody's just prescribing more and more and more every day so that's what we are after um turns out that yeah prescribing those medications can save a lot of money for them but also the non-medication costs such as if somebody gets psoriasis they need laser therapy or a lot of folks with diabetes they have er visits so we are going to basically save a lot of money for insurance companies in terms of not um having to pay those massive costs so that's from the business side of it we will definitely have a carnivore community for a very reasonable price right now for 15 a month a person can just join the carnival community we have coaching we have all the resources that they need to do the carnivore diet this is not medical practice though we make sure every step of the way we let them know talk to your doctor if you need the prescription of medication if you need medical advice please go to your doctor but we're going to have another subscription that is fully medical takes the biomarker data is in touch with the physician on a daily basis is in touch with the insurance company to provide cost savings on that and that's going to be a separate subscription that we will provide for people that are suffering from those um chronic diseases and somebody may say hey i just want to feel better i just want to get a six-pack they can still um you know join the carnivore community or you may say i have arthritis and i have psoriasis but i don't want to enroll in your medical plan i just want to be a part of the carnivore community and do it on my own that's completely fine we all did that i personally had severe autoimmune issues and for the longest time i've been looking for a solution but it just wouldn't go anywhere i lost weight i tried to be healthy nothing worked until um i found the carnivore diet you know by sean when i saw him on the durogan podcast so yeah if you guys still want to do it on grown do the carnivore diet it's amazing frankly the best thing out there is still the carnivore diet so i personally have experimented adding things back to my diet but for me and i think many of people out there we are just so sensitive to most fruits and vegetables that the optimal diet for us is a carnivore diet for some people they don't need to be abstract they can just eliminate the things that are causing that issue yeah yeah i'll just you know piggyback on what monster said and answer a couple questions in here yeah so i mean you know ultimately the goal is get people healthy it's not dogmatic you know it's not like you have to be on a carnivore diet many people and some people do but i mean some people will say hey i can do i can do a 90 and i'm good and that's fine i'll support that and i think that's honestly that's just more scalable than this and i think ultimately like i said ultimately my goal as a physician is get as many people healthy and basically out of the health care system as possible and this is kind of what we're looking at now i want to just acknowledge you know kevin's in here saying he just had his spine mri showing the thoracic lesions for ms are now gone which is wonderful and awesome and incredible and i just wanted to mention that but i want to answer another question here because this is another big topic that and both and i can talk about but uh somebody's asking about you know how are we funding this so right now Mahsa is in communication with lots of different founders and venture capital people and angels accredited investors and she's working that network and we're going to be you know we're going to be getting you know a significant amount of money from those folks but the nice thing is we are also going to be launching what's called crowd equity fund and that's going to be part of our uh uh of our capital raising and that's going to allow people like you who previously would not be allowed to invest in a company like this you know most venture capital is restricted to what's called a credited investor and these are people that have to prove they have x amount of net worth and there's a couple steps they have to do to do that and says that that put that basically prices out of most people's um uh you know ability and therefore you know these people that are venture capitals kind of kind of keep making all the money and all the little guys kind of you know don't get part of that so what we're having is is there's a company called republic which is one of a few crowd equity funding companies this only became legal in 2016 prior to this you had to be accredited an accredited investor so now since 2016 they've started doing this and there's you know a few companies have evolved and republic is the largest and probably the best one of these and they're very exclusive they only they only submit you know they only admit you know like three percent of the companies that apply to them actually get in we applied we got in with unanimous support they were extremely excited about how our company looked they looked everything over looked at our plans our business model what we've been doing so far we showed them all our all of our data and our books and they said heck yeah we're super supportive so we're looking forward to that and so once that rolls out and it's going to happen very shortly hopefully within i keep saying within a few days to a week and you know there's that should be going on you guys will have an opportunity to invest you know if you want to you know it's not obviously it's up to you and again just to be very transparent this is venture capital and so there's no guarantee i mean we are very confident we're going to grow we're going to expand we're going to get bigger and as we get bigger anyone's investment obviously grows in value as the company grows in value and i think that's i think that's exciting and i think there's a lot you know because this is really a grass it really is a grassroots movement you know this is not something that a pharmaceutical company is going to skip behind they're not like who you be we got a company that's going to take people off meds i mean heck no so it's really going to come a lot of the support is going to come from the people and i think you know like i said i think we've reached a point where there are literally you know probably hundreds of millions you know even in the united states i mean i'd say you know most of the people are dissatisfied with the health care system for for various reasons primarily because they're not getting better and i think if we can if we can do that we can get significant support from that so you'll you'll you'll there'll be a big large social media campaign monster and we are putting together a a campaign around this the republic company has its own vehicle investors and stuff like that but this is just what's going on and so um it's going to happen like really is like just just you know it's kind of interesting she's telling me she's reaching out to different founders to talk about the company and she's like immediately getting people said hey i want to know the meeting so i can talk about investing in you so we we're going to get there guys it's going to happen and it's you know and it's going to be you know there's going to be some changes there's going to be a lot of work that's behind this and there's going to be you know different things we have to do but at the same thing but this is the thing and why we want to talk to you guys because you guys really are the heart and soul of what we do um this doesn't go anywhere without a community i mean i mean you know we can we can we can do things but i mean this is why this is a grassroots thing and yeah yeah fires and marker not being there are going to cost money you're right exactly i don't i don't think they care to to have people off their meds but but i mean you know like i said this community is so incredibly important and you know this is what we've learned from we've learned from you guys telling us what works and what doesn't work and what your experiences have been and that that information is going to continue to be valuable uh for a whole host of things as we grow i mean we're not we don't know everything yet you know the ai moz is talking about is going to rapidly accelerate our learning just because you know i can only stick so much in my brain and remember stuff but once you you know once you stick it in a and in the ai they can come up with patterns and recognize patterns and start to say hey this guy who has psoriasis and crohn's who's over 50 is going to be a little bit different than the 22 year old with diabetes with regard to you know things that need to be done and so this is something that the ai will be able to tell us and it's based on real world results it's you guys showing actually what actually happened what worked for me not some drug company doing a you know doing a drug trial which has a lot of potential problems with that and it's very it's very much maybe not outcomes you want like i said when i was when i was practicing as an orthopedic surgeon we would evaluate outcomes on how we did as a surgeon you know you do knee replacement you look at the x-rays you measure the angles and you look at the you know the cement you know how you put your cement in there and you'd look at you know range of motion and you would give it a score and you'd say you pat yourself on the back if you're good but sometimes those patients would be like my knee sucks i don't like it it still hurts you know and you it's it's not you know the outcomes are not aligned and there's a lot of thought about you know patient-centered outcomes which is kind of being talked about but it's not really being addressed we're still we're still like okay well your cholesterol is this well but doc i'm still depressed doc i'm still miserable that's besides the point your cholesterol is within range and so we've got to get away from that and this is what you know this is why by checking actual real world outcomes hey do i actually feel better is my depression gone is my psoriasis going away is my knee pain hurt left those things are are more are extremely valuable so anyway um yes somebody's talking about the different oxalation and this is the thing we'll be able to do is like certain foods there may be there may be a constellation of foods that bother people with psoriasis and we may not know what all those things have in common yet but once we start putting in an ai we can we can be able to predict that foods that contain a certain compound you know it might be i don't know what it might be might be tannins or something like that are likely to increase psoriasis symptoms and once we start seeing those patterns we'll be able to say okay boyd these 45 foods have tannins you're probably not going to do good with this food number 26 it also has tannins so we'll be we'll be able to do all that stuff with the ai as we get as the data comes in i'd love to um add to the foreign side of things sean so i have been talking with investors just having some initial conversations and just it's like an overwhelming interest in investing in our company they say so we sent out a survey if you guys remember um a year ago or two that asked people that i've been on a carnivore diet what are your results so 79 of people eliminated or reduced all medications after three months that's 79 of people that is unheard of so when i mention this and when i mention our results they just want to jump on and invest in revero and uh we thought we should give this chance to the community first because you guys are the backbone of what we do and you guys are literally just the heart and soul of this company and that's why pretty soon we're going to announce this crowdfunding campaign on republic where we give a very favorable valuation to our public community before we actually go to venture capital investors so we actually haven't opened the round yet um that's going to happen somewhere early 2021 and once we actually open the investor investment to institutional investors that's going to be the much higher evaluation so price per share is going to be way higher for those folks and i i've gotten so much initial interest and i'm like yeah hold on we are not opening our round yet we're doing community first and that's where you guys get a chance to invest as little as 150 um to however much you want if you want to invest you know five hundred thousand dollars that's actually also possible so um the rules and regulations the paperwork um has been dealt with so it was a long process of like filing everything and actually republic has a very rigorous due diligence they are you know they look at everything under the microsoft microscope is everything done the way that it's supposed to be done but they also look if this is like a venture-backable expandable com company that has the potential to become a billion dollar company so they look at all these things the process is very very hard to get in they're very selective only five percent of people who apply actually get into republic but they looked at everything they loved our business they loved our growth and they also loved everything from a legal standpoint so that due diligence from a republic side is a very good you know confidence for people who don't know much about different legal aspects rest assured that they have looked into everything we've had reviewers we've had auditors that looked into everything but most importantly everybody's super impressed with both our results but also our growth so since we launched a community in 2019 we actually grew to thousands of members and all of that has been with organic growth we didn't spend a dollar on marketing we didn't spend a dollar on pr that all happened completely naturally with the support of you guys so when we show the results when we show the growth everybody wants to jump in um but that's why we are giving the community you guys an opportunity to be a part of this before everybody else and with much more favorable terms that we are going to offer to institutional investors yeah let me add um one thing you know diana's talking about you know is there selection bias in in the results so the results we saw were you know basically very similar to what harvard did when they just published and again this is you definitely can criticize that and say selection bias but we know like you know and this is something we will be doing and i think it's important to mention this you know virta health you know did trials and they showed you know with interventional trials that yes their method improved diabetes that's pretty clear they saw a much improvement over the control group we already know we're seeing that because we're you know we have very you know there's similar things we're low carb we know those things are going to work that's already known but part of what we need to do and you guys remember we're raising money for clinical trial we definitely need to do a clinical trial that's part of what this this this this capital round will facilitate you know we're going to do a large very very thorough uh you know high level rigorous intervention trial with carnivore diet with what we're doing with revero comparing it to likely you know some other standard of care uh so that's part of that so that's part of this you know you know bringing it to the masses we have to we you know we know it works you guys know it works we still have to do some some degree of continue to proving that it works on a clinical well right so that's part of that and so as we're doing the gofundme you can't you know campaign you know we got to a certain amount of money we're like you it's just slowly trickling in and it's you know it might take us three or four years to raise some money when you do whereas if we do this you know if we if we do the equity where we say hey guys you can have part of the company or you can get a stake in a company we can we can make that happen a lot quicker and then of course if we get someone as some venture capitalists to cut us a big check that also makes it happen and like i said there's a number of things that we have to do uh you know to to do this there's you know all kinds of regulatory things there's all kinds of business related things that just cost you know cost money to do and so but you know i i don't you know we haven't talked much about the clinical trial wrestling but that is an integral part that's one of the first things we will do once we have the money we start negotiating with research companies to say hey let's get this thing going get to get it designed and launching it and so we can have that so that's going to go on in parallel with us you know just growing the other other aspects of the company and getting more you know building out the ai models and and we're going to have to hire you know some people to um you know that have expertise to get us what we need to do so that's that's an exciting thing to mention so that note a lot of people actually ask us hey you raised 200k on gofundme what's happening why aren't you doing as a study so we actually defined three tiers one was 200k 500k and a million dollars so we have successfully hit our first gold that is 200k but we are thinking if we want to do a clinical trial of a 200k it's going to be a very weak trial it may not be able to have like multiple arms to compare things it may not be able to have mult many many people in one arm to have statistically significant results from a clinical standpoint so the study that we want to do is actually costing around a million dollars if we want to have several arms so we will have a carnivore arm with several hundred people in that arm just doing the carnival diet and it's different from harvard study because it is interventional we put people on the carnivore diet rather than just looking retrospectively at people who have done it so that's one another arm is going to be the ai based nutritional therapy which is carnivore diet plus it could be fruits and vegetables based on what the ai algorithm suggests for the person based on their demographics and health conditions so that's like a diet that is 80 90 something carnivore but certain fruits and vegetables are recognized by the ai model and added to it and that's another arm and the third arm will be the standard of care if somebody gets diabetes what happens to them or if somebody gets arthritis they go through the normal healthcare system and um that is you know they often get worse so we have these three arms and we compare them together but 200k that we raised from gofundme that was not enough to do a rigorous enough study and with these things it cost so much money that you want to do it once and you want to do it good and part of why we're doing a clinical trial is once we want to have those partnerships one once we want to go to health insurance companies like aetna like kaiser and say hey this is our method we are going after reimbursement and these are the clinical data that we have then that is a much much stronger case um rather than just success stories that we've had so that's partially you know from a business perspective that's also very very beneficial to have that data and we all of us are very frustrated with the healthcare system so we can stay small or we can go and fix it and that's what we're trying to do we are trying to make a better healthcare system where people can actually reverse their disease and completely heal from their diseases so that's our goal i want to read a very beautiful comment from john he says nothing shows dedication to something like investing in it yourself i'll invest because i know it works i believe in the mission and i expect to and i expected to flip the table on the traditional nutritional dogma in the long run 100 we are so dedicated to this both sean and i that this is not for the money this is not for um any anything else other than just healing the whole world from chronic diseases that is our vision that is our mission that is our passion and the reason why we want to get the company funded is to actually be able to do those things clinical trial is going to cost a lot of money and you know being able to have a company structure where we can go after those health insurance companies and revolutionize the healthcare system all of that needs like a lot of funding so that's why we're doing that and turns out that actually all the venture capitalists that we talked to already i've had some initial discussions they're extremely excited about it they want to jump jump on it and yeah so it's going to be very very exciting and there's nothing else in the market that is like this this is truly revolutionary and um we look at there's there's one company called virda currently that is doing it with type 2 diabetes and they're using a keto diet actually to reverse type 2 diabetes and that works really well but not as good as our method so carnivore diet has actually been shown to have have much stronger effects but not not only we go after diabetes we can treat other diseases we can go after arthritis we can go after crohn's disease psoriasis all these um illnesses that are costing millions of dollars to the system we can actually reverse that yeah let me answer a question from jd about can you make an investor sample contract available to communities so they can get a chance to review terms potential all right so we can't talk about that now until we launch so we can't talk about terms but once we once we launch those terms will be widely available on republic you'll see exactly all that stuff that you you you you can do and so i'll just leave it at that but that stuff will be publicly available you can review the terms you can you can make your decision on that um so that will be there and like i said we think this is going to happen within the first half of december most almost certainly um and then somebody's asking about uh do small businesses that pay part of the health care policy yeah i mean so companies have different different ways they set up and take care of health care costs some of them self-insure so they take they take the risk on themselves some of them farm it out to insurance companies or some other stuff that's in there there's a different different schemes on that but um you know if you look at you know um the the patterns you know um there's big companies tend to do things in a higher percentage and then smaller companies and you know depends on how many employees there are but yeah i mean it can and you know we're still going to have the consumer side i mean our focus you know for for many reasons from a business standpoint makes sense to go after big companies and say hey we're gonna we're gonna take care of your your at-risk population um that is going to be something we do but we're gonna still continue to have you know customers that can just say hey i'm just going to join up and be part of the community and so that's going to be there too so we're going to have things going in parallel but um yeah i mean insurance companies yeah go ahead sir i just wanted to add about the contracts uh republic takes care of that republic is very very rigorous about the contracts and like the type of you know the the type of terms uh they're very very rigorous on their legal procedures so rest assured it's all taken care of on the contract side and also uh to add to what shawn said we're we are still our medical plan is still fully available to people who want to do that outside of their insurance so it's just not the community but also the medical model that is you can do that through your insurance if if they're partnered with us you can do that through your company if your company is self-insured oftentimes big companies are like that or you can do it do that individually you can say my health insurance company doesn't cover this my employer doesn't cover this but i want to sign up and do the medical treatment outside of insurance so that is also possible yeah and there's a comment here and this is a this is a valid comment because other investors will ask about this you say once you have proof of function there'll be numerous copycats to spring up so it's like why can you know why can't bird health do this why can't somebody else do this and here's a difference you guys are the difference because you know by going on a carnivore diet you have eliminated all kinds of dietary confounders and so when we introduce stuff into that situation that is really selective data you know it's hard to get that sort of information and seeing you know what a true you know single ingredient reaction is and most people don't have access to sex they didn't build a carnivore community they aren't part of this hardware community that i think we have this uh i think this turbocharged data that no one else really has access to and so i mean yes i mean somebody else could build a carnivore community and gather that data and spend the years doing that but i don't think many of us is going to do that i think we've done it we're there and i think we've got this made and we're going to grow i mean we're just going to continue to grow i mean as we you know as we uh expand in the market marketplace we're going to just gobble everything up i mean you know our goal is to be like the google of healthcare with regard to lifestyle and i think there's no reason we can't do that it's just the only thing that's preventing us from doing that is not trying and and we're trying and we're going to do it and so uh we're going to uh uh continue to push the the pedal to the metal for as long as it takes until we get there and i have no doubt we're going to get there um you know we i think i think i think if we have this conversation in five years it's going to be a very different landscape you know i you know again when i go out in public when i go to grocery store or to the you know park or whatever i see so many people that are suffering so needlessly and it just pisses me off it makes me sad it piss me i'm not mad at the people uh you know but i'm just saying this this system is broken and and you know it's only getting worse i mean you look at this obesity statistics and it's all related i mean it's just going up up and up and up every year i mean right now we're going to have a situation where we're going to have something like 30 or 20 of our children under 12 obese and what is that what is that what is that you know forebode for their future and you know you know like i said a lot of the stuff i'm doing is like you know i'm getting to be an old guy not that old yeah but i'm getting there i'm like you know what i'm looking at is my children and on and on and not having a population of you know sick depressed uh people and that's what we have now largely in this and it doesn't it you know it doesn't benefit society to have all these people that are suffering i mean it just leads to you know unhappiness and problems on on a societal scale and again this is you know this is bigger vision all that stuff but i mean it's it's really you know like i said what you want to you know as you get you get in in the later stage of your life you start thinking about what the hell did i do and you know i mean this is something that you know like i said i'm very passionate about Mahsa is passionate about and we we have we're very fortunate and that we've had this wonderful community and the facility to do this and we have some of the expertise that allows us to you know to make this happen so this is and we're going to do everything we can to make it happen yeah i'd love to expand on that so uh the question about uh why can't somebody else build it so we have an unfair advantage in our data that nobody else does and here's why when people are eating 20 different types of food 100 types of food and they have inflammation in the body you don't know exactly which food is the source of that inflammation now through you guys through our carnivore community we actually know because you guys have eliminated all the foods and went on a baseline of carnivore which is a clean slate of inflammation and then added foods back in and you know exactly how your body reacts to that and that's why through that data we can have we can find out okay this week i added apples for john with diabetes it was bad it caused diabetes to actually get worse but for sally with psoriasis it didn't do anything bad so apples was like low inflammation and that's why we have access to that on confounded data nobody else has access to that unconfounded data if somebody else wants to build this ai they have a difficult time figuring out okay what is causing what not only that but we have access to like okay exactly what food is causing what health condition but also how it relates to different demographics based on a project a person with different ethnicity and genetic background could have a different reaction to dairy and alcohol and other types of fruits and vegetables that somebody with a different ethnic background so we take into account all those factors how about sun exposure how about activity level these are all factors that you know affect the way that a person reacts to a food in their diet based on a health condition and that is the power of a somebody asked how does that ai work so we take data from thousands of people similar to you and we can personalize the treatment saying like okay based on thousands of other people that we've seen similar to you this is how they react to this different food and that's how the new people coming to the community they don't need to go 100 carnivore if they put in their data or ai algorithm can suggest these are the foods that are likely going to cause your issue so you can go 90 80 you can keep these foods in your diet because we have seen that um that they are safe and also um if you guys have any questions on my background i know that so far i have been kind of um in the background of building building the community and handling um other stuff but um i will be more available at this next phase of fundraising to answer any questions let me tell you a little bit overview about my background so um i'm an ai engineer um got a master's degree from texas a m in engineering with a focus on machine learning and data science and i have worked for many many fortune 100 big companies that are focusing on healthcare so my background is in i work for danaher which is one of the big biomedical companies um top 60 or 70 and i have built like deep learning machine learning models that identify cancer cells that identify when the bacteria will die off etc so i've done a lot of ai work in healthcare in addition to that i worked for kpmg and one of the clients um the cms which is um the the big system that basically handles healthcare for everybody i build deep learning machine learning solutions for them that actually improve healthcare services for millions of people so the algorithms the models that i've created affects probably everybody every single person's uh premiums etc so um yeah um have a lot of really good experience in healthcare ai domain um what else yeah let me jump in there yeah there's a sorry mom i was gonna say below his comment you know dr lima corporate world and they have to make money that's true and what we see right now is who's making the money well it's the pharmaceutical lobby you know these guys are making the money who's going to make the money under our system well what's going to happen is you're going to have four you're going to have general motors you're going to have uh general dynamics you're going to have you know all these other companies effectively making money or saving money so you're just moving you you know it's a zero-sum game you're moving money out of farmer's pocket and you're putting it into these other companies pockets and so i you know i don't think that ford cares how much money pfizer makes they care how much money ford makes or how much they lose or what their costs are so we're going to be shifting some of that around uh so yeah there's going to be money involved but i mean it's just going to be taken out of pharmacy now they're not going to be happy about it and probably at some point as we get bigger and bigger we'll we'll encounter some degree of resistance on this particularly if we get to like i said our goal of the google thing then we're going to be in by that time we have resources and lawyers and you know it's a fight but i mean you know as we're getting there i mean this is you know like i said uh once we approach businesses and companies say hey look guys we can we can we can save five million dollars off your after off your annual health care costs and if that's you know if that's worth it to them most people it is particularly if we can demonstrate that you know that's that's a lot of money so it's it is a corporate world there's no doubt about it yeah and that's what we're trying to communicate partially so in addition to this being like a heart um very close to our heart cause that we care about this is also a really good investment opportunity so startups imagine that you invested in facebook or google the first year that they just launched and they went public their stock is now worth like 100 x or a thousand x so this is a really good investment opportunity if you guys believe in us which i hope so far we've done a good job of like proving to you guys what we can do and um hopefully clear paint a clear vision of where we're going um then yeah this is an amazing investment opportunity i'm in the heart of silicon valley here in san francisco and frankly nobody else is close to good um as we are and we are truly revolutionary so hopefully we would also do a good job of answering any questions coming up once we launch our republic campaign sean and i will host a lot of live q a meetings to answer any questions that you guys have yeah there's a question in here about taking away the human connection or will it be automated healthcare i mean there will be some degree of you know of you know apps and stuff like that but yes you still have humans interacting with you through just like we have coaches right now it's still going to be the human care you're still going to have a health care provider you're still going to have a coach support team and so we're going to you know that that part is still there we're still going to have these communities like we're doing right now this is a human aspect of it so these all these things are still going to be here so i mean we're just layering on top of that some more nuance with the eye and i know people are commenting hey i don't need plants and that's great i mean that's totally fine and for many people that's still going to be the solution uh but like i said when we bring people in from the outside and you say hey um just eat meat a lot of people look at you like you got a third eye and they just run away screaming and you never get them back and so what we can say is hey we can design a diet for you now meat is almost invariably going to be in there it's going to feature heavily and we might be able to say you can have meat and you can have some olives and you can have you know blueberries and that's going to take care of your surprise snotty again i'm just pulling this i'm making this making these foods up but i mean this is what we're going to say and people will come to that they'll accept that a lot easier and so like i said no one has been fighting the carnivore fight over the last half decade than i have and believe me i've taken so many bullets and i've you know i've been made fun of i've been called an idiot i've been called i mean everything and you know i'm still here i'm still persisting i'm so supportive of this but like i said at the end of the day my goal is not to get people to be carnivores my goal at the end of the day is get people to be healthy and get unplugged from the from the you know the really the what i want to call a predatory health care system anyway i mean you know like we don't know i mean like i said it depends how big we get you know if we get to the google size yeah we might have our own ranches and i mean all that stuff that you might have around restaurants you know i mean there's all kinds of possibilities i mean our focus is what it needs to be on right now to make that happen and if we get to this colossal size where you can start doing things that make sense you know because right now you know running a ranch costs a lot of money it's a lot of capital there's a lot of variables that you can't control anytime you have stock on the shelves you know we've got the supply chain we don't need a supply chain right now we're not impacted by the supply chain we're not impacted by shortages right now what we're doing now with this with what we're doing now so so that's what we're going to focus on that makes the most sense but you know yeah in 10 years who knows we could be there could be i don't know i mean there could be a lot of things we're doing it's exciting to think about but right now we've got to keep our eye on the prize and focus on the goal and then down the road you know if it makes sense from from a logistical a helping people standpoint and then also financial sample because there's always that you always get you've always gotta you know you've always got to pay for what you're doing so so those things are are you know i'm not going to rule anything out right now and on that note i think scalability is really important um the beauty of digital software is that you can build the software and it scales to millions of people so it's easily replicable whereas something like a ranch you need to have like physical land and a just um way way more complicated but yeah once we build that digital app it can um potentially be scaled to a global scale um very beautifully so sean i would love to share with the community a very exclusive um demo of our app that i made so if you enable screen sharing i can show that yeah like these are these are demos and so like i said in in the in the long run um there's gonna be a lot of things that can you guys see that all right i'm sure you might i shared we will have our ai-based treatment one part of it is medical nutritional therapy what that means is we make nutritional changes medication changes and biomarker feedback and on the other hand we will have our continuous remote care through the doctors and coaches so we have a physician's care team that will prescribe the medication we will have adaptive ai and analytics so you can look historically at your data at your progress but also we use that biomarkers that data to actually enhance our ai that's a new type of ai called adaptive ai that is very very exciting and we also have our coaching and support we will have the human element to ensure that people have the support they need to actually succeed because all of this actually still needs a lot of support and human element like you guys mentioned so this is just a very quick overview of what the technology looks like yeah one of the things i wanna you know like i said as people go on this journey we help people stay with us for a significant period of time is because as you go from obese to non-obese as you go from diabetic to non-diabetic as you go from a broken dysfunctional gut to a to a normal gut your nutritional needs might change you know there may be you know there may be certain things you can you can adjust you know that that broken person can handle these things whereas a heel person can handle something a little different we're seeing that you know play out you know in this community right now where people come in and their guts broken they can't tolerate anything and then they fix that and then you know a year later they're like hey you know i can i can have a little bit more of a of a different nutrition than than i could a year ago so that's part of the adaptation uh that goes into this that's amazing i want to read a comment from elizabeth she says i thought it was strange to be part of a group for a diet but when i tried it when i tried to do it on my own it didn't work out you guys have have made all the difference um thank you so much so glad to hear that yeah so actually changing your diet could be very difficult it could be as difficult as people who are trying to you know remove some of the other habits in in their life so we are here to support with our community the carnivore community is not going to go anywhere but we will also have like a another community where we can provide medical support as well yeah that's one thing as you know part of the pieces uh to to make this successful is you know you have to have the right strategy i mean that's part of it you have to have um you know uh motivated people but i mean again this is the biggest thing that i realized you know i wrote a book on this i you know i talked about this but it wasn't until i got involved in this community and we started to build out this community that i saw how incredibly valuable it is to the success you know like i said you know it it just you just need support and you don't might not get anything you might not get it at work you might not get it in your in your family or your close relationship and so having people that are dedicated to supporting your success you know as you go on this health journey is incredibly important so this that's why that's that's a very prominent piece you know it's it's it's all these puzzle pieces have to be there to make the whole picture work and so the community is is is only going to get bigger and better it's not going anywhere it's it's it's you know we're going to continue to do this and so this is uh you know like i think is a very important part of it and we're taking this very seriously if you guys um trust enough to invest in us then the business side of it is you know there are certain elements there's like um advisors that help scale the company grow the company every step of the way things have to be done the right way from a business perspective especially getting into medical practice so there's a lot of really um important compliance that needs to be done but also it takes a lot to run a successful business that turns into a billion dollar company they call it a unicorn so that's what we're going after we have the support needed to make that happen uh we already have a lot of initial interest from you know venture capitalists who think that this is a billion dollar company and they are here to invest their money and also provide their support to make that happen this is truly truly revolutionary and yeah the support of you guys means so much in the process and you guys are the heart and soul of the company and everything we do so yeah just just to piggyback on what master said you know virta health you know they launched you know several years ago three four years ago they are now a two billion dollar company they're valued at two billion dollars and they started as some little keto keto healthy diet thing and they changed their name and they scaled and and so you know like i said we're at that sort of beginning stage i think we're farther along and we're more we've already demonstrated things more successfully after our clinical trial but um you're at that you're at that ground floor stage and so you know any investments you put in now again if it scales up to the degree that we think we can that becomes a pretty nice investment um you know there's rules on how how that happens with with how you exit and stuff like that but i mean again any anyway it's you know it's venture capital there's no guarantees but i get like i said you guys are part of this you know or what what we are capable of doing what we've already done so you gotta kind of have that inside information uh on that stuff and then and you know i guess you know you guys have been around us for the the the two years that we've been going have seen you know what our what our motivations are what our dedication is what our vision is and you know hopefully you guys you know understand where we're gonna go with that so anyway i think that's so anyway if you have a few more things you want to share yeah uh on the final note i want to say that this is really important to me on a personal level i was suffering for so many years from autoimmune issues and it was just i had no idea that life could be better and this changed my life and when i look at other people who are suffering when i look at friends that are suffering or the parents are suffering from a chronic disease it breaks my heart because we actually have a solutions for this and there's just so much suffering in this world that doesn't need to be there and i think sean and i are both deeply deeply motivated by that our personal journey and also the motivation to help other people you know feel better have a better life and you guys are part of that you guys are making that happen life is short and you know at the end of it we're not gonna take any of it with us um it's just if we can make a difference in the world if we can reduce human suffering if we can make life ten percent better for somebody in their daily lives that's what we live for and that's what we're motivated for so um hopefully we can have the support of you guys in changing the world in this in this way we want to heal the world from chronic disease that nobody who doesn't need to suffer shouldn't suffer anymore and we want to make that happen yeah one last question here charlie's asking uh if you invest can you get a lifetime membership so the answer to that is yes there are it depends on the investment level and there's there's some different perks and stuff you'll see that on the republican page but the short answer is yes depending on the size of an investment and it's not that it's not really that big so um there is that possibility so awesome brett saying karma improve his life 100 yeah and brett i mean there's there are there are millions of brett's out there waiting to be to be fixed like that and um we're gonna do it guys and and i think we owe it to society knowing what we know i don't think you can not want to bring this to society knowing what you know and you like i said i want to i want to walk around and see happy people i want to see i want to be part of a happy society not a bunch of people that are anxious depressed tired you know annoyed pissed off and in pain i it's just not fun to be in that part of that so i think it's time we you know we bring back the joy to life and i think this is part of that well i think i think with that i think that's we've covered an hour hopefully you answered your questions more we're going to have more of these q and a sessions on social media as time goes forward if you have any questions you know going forward like i said much of that will be answered you know like other questions once we because some of the stuff we can't talk about like specific terms once the republic campaign launches that will be available to all the public there's just sec things about like insider trading stuff where you're not allowed to you know talk about this stuff ahead of time but it's coming very shortly and i'm super excited and Mahsa is doing just a wonderful job um it's you know lining up investors and we're all doing what we can to make this happen so and again you guys are an integral part of this you guys always will be and you know like i said we want you to you know if you choose to invest we want you to have successes we have success you know i think it makes you know if you guys have get some financial reward from this i think that's great too but i think you know ultimately it's it's about helping each other so all right good to go thanks so much this has been wonderful thanks everybody i'll see you guys i'll see you guys back tomorrow then you guys have a great uh great day otherwise if i don't see you for the weekend have a great weekend all right everybody take care now bye bye join revero.health for a 30-day free trial to get access to live q a with vip guests social community meetings member discounts low-carb healthcare providers list forum workouts monthly challenges early access to podcasts recipes carnivore diet guide fasting guide shred guide and much more

Instagram:

Short video transcripts:

Video 1

Shawn
Chronic disease is a huge global problem. Current treatments do not address the root causes. Medications and surgery are costly and often have side effects.

Mahsa
At Revero we effectively treat and reverse chronic metabolic and inflammatory diseases without medications or surgery.

Shawn
After working many years as an orthopedic surgeon I realized that despite all the advances in healthcare, we were still failing to address disease in a way that truly made a difference. I discovered a method that targets the multiple root causes of diseases and transformed thousands of lives.

Mahsa
I am an AI engineer in Silicon Valley and in my personal journey to heal from autoimmune conditions I came across this method that helped me finally heal and feel amazing. That's what inspired me to co-create Revero.

Shawn
We target the root pathways of disease, personalize the treatment using AI, and provide continuous support through our physicians and coaches. Our nutritional therapy ensures you're consuming the nutrients that your body needs to flourish, and eliminates the foods that are contributing to the disease.

Video 2

Mahsa
At Revero we effectively treat and reverse chronic metabolic and inflammatory diseases without medications or surgery.

Shawn
We target the root pathways of disease, personalize the treatment using AI, and provide continuous support through our physicians and coaches. Our nutritional therapy ensures you're consuming the nutrients that your body needs to flourish, and eliminates the foods that are contributing to the disease.

Mahsa
Using adaptive AI we can highly customize our nutritional therapy based on each person's unique demographics, lifestyle, and health conditions. Our AI-based treatment adjusts based on real time feedback from patient's biomarker and clinical outcomes.

Shawn
Our continuous remote care means a Revero physician will safely deprescribe medications and oversee your entire treatment process.

Mahsa
We invite you to invest today in Revero's revolutionary technology that will forever change the way we treat chronic disease.

Video 3

Mahsa
Using adaptive AI we can highly customize our nutritional therapy based on each person's unique demographics, lifestyle, and health conditions. Our AI-based treatment adjusts based on real time feedback from patient's biomarker and clinical outcomes.

Shawn
Our continuous remote care means a Revero physician will safely deprescribe medications and oversee your entire treatment process.

Mahsa
Our ultimate market strategy is to be reimbursed by insurance payers or employers for using Revero which will save them massive cost for chronic diseases.

Shawn
Moving forward, we will do a clinical trial, further develop our AI, hire some top talent, and enter the enterprise market.

Mahsa
We invite you to invest today in Revero's revolutionary technology that will forever change the way we treat chronic disease.

Instagram



Now You Can Invest In Revero's Future Vision

A New Treatment Paradigm

Starvation Dieting

Symptom Management

revero
Disease Reversal

Lock in your spot at Republic.com/revero

revero

---

shawnbaker1967 ✔

shawnbaker1967 ✔ 🔺 Since opening day, you've been asking how are you can invest in Revero 🔺⚡GOOD NEWS! Now you can have ownership in Revero for as little as $150 👄

Great news: We just opened up the campaign again after it got sold out in just 7 days! BUT you can lock in your spot now, for a limited time only.

We filled out the paperwork and dealt with the bureaucracy at the SEC (Security and Exchange Commission). It took months. Now, finally the Revero Fam can share in Revero's success. Let's do this team 🔥🔥

View Insights

♡ ○ ◁   🔖

Liked by **georgimma** and **179 others**
FEBRUARY 11

☺ Add a comment…   Post



Now You Can Invest In Revero

Lock in your spot at Republic.com/revero

revero

---

shawnbaker1967 ✔

shawnbaker1967 ✔ We just opened up the campaign again, after it got sold out in just 7 days!

Revero is one of the few companies ever on Republic to get sold out before launch. Now it is open again for a limited time only!

Lock in your spot today at republic.com/revero

1w

alli_b123 i reserved a spot the first time around, it still says reserved but I haven't yet received a   ♡

View Insights

♡ ○ ◁   🔖

2,408 views
7 DAYS AGO

☺ Add a comment…   Post



Now You Can Invest In Revero

Real People Real Results

Lock in your spot at
Republic.com/revero

revero

shawnbaker1967 ✔ ···

shawnbaker1967 ✔ Great news: We just opened up the campaign again after it got sold out in just 7 days! BUT you can lock in your spot now, for a limited time only.

Most of you have realized the healthcare system is broken and have gone on to play an integral part in building this powerful grassroots community. It's now time to do health care the way it was meant to be done.

We are planning to provide full service medical care to reverse disease including AI personalized nutritional therapy. Now more than ever, a strong

View Insights

♡ ○ ▷   🔖

101 likes

7 DAYS AGO

☺ Add a comment…   Post



Now You Can Invest In Revero

Real People Real Results

Lock in your spot at
Republic.com/revero

revero

shawnbaker1967 ✔ ···

including AI personalized nutritional therapy. Now more than ever, a strong supportive community is needed to bring about these changes.. Each and everyone of you will play a vital role in this global healthcare revolution.

We just launched our public crowdfunding campaign because we want our community to be the first to invest. We are offering very favorable terms to the community before we open it up to institutional investors.

Lock in your spot at
republic.com/revero

1w

View Insights

♡ ○ ▷   🔖

101 likes

7 DAYS AGO

☺ Add a comment…   Post



Invest In Revero

Lock in your spot at
Republic.com/revero

shawnbaker1967 ✔

shawnbaker1967 ✔ We just opened up the campaign again after it got sold out in just 7 days!

Revero is one of the few companies ever on Republic to get sold out before launch. Now it is open again for a limited time only!

Lock in your spot today at republic.com/revero

1w

kr0wnage Hey @shawnbaker1967 looking at the webpage it shows we can only reserve a spot. Does

View Insights

♡ ○ ◁   🔖

4,405 views

FEBRUARY 12

😊 Add a comment...   Post

Now You Can Own A Stake In Revero

79% of people reported eliminating or reducing all medications after 3 months.

Overall Health



Gotten a little better 22%

Gotten much better 74%

Change in Meds



Remained the same 20%

Reduced the dosage 13%

Eliminated all medications 42%

Eliminated some medications 21%

Lock in your spot at
Republic.com/revero

shawnbaker1967 ✔

shawnbaker1967 ✔ Great news: We just opened up the campaign again after it got sold out in just 7 days! BUT you can lock in your spot now, for a limited time only.

Now's your chance to gain a financial ownership in Revero's success: our equity crowdfunding campaign is officially LIVE!

Our future vision is to go fully medical to reverse chronic diseases with our data-driven virtual clinic. We are offering very favorable terms to the community before we open it up to institutional investors.

View Insights

♡ ○ ◁   🔖

Liked by **georgimma** and **189 others**

FEBRUARY 12

😊 Add a comment...   Post

Now You Can Own A Stake In Revero

79% of people reported eliminating or reducing all medications after 3 months.

Overall Health



Gotten a little better 22%

Gotten much better 74%

Change in Meds



Remained the same 20%

Reduced the dosage 13%

Eliminated all medications 42%

Eliminated some medications 21%

Lock in your spot at Republic.com/revero

 revero

---

Invest in Revero
Lock in your spot today

Why Us?



Our solution reverses diseases

We address the root causes of diseases and provide nutritional therapy & remote care



AI to solve the complexity

Optimal treatment for each person depends on demographics, health conditions, lifestyle



Our unique data advantage

Access to reliable unconfounded data from real outcomes in our community

Revolutionizing healthcare!

Invest today at Republic.com/revero

 shawnbaker1967  ···

you can lock in your spot now, for a limited time only.

Now's your chance to gain a financial ownership in Revero's success: our equity crowdfunding campaign is officially LIVE!

Our future vision is to go fully medical to reverse chronic diseases with our data-driven virtual clinic. We are offering very favorable terms to the community before we open it up to institutional investors.

👆 Lock in your spot at republic.com/Revero Link in Bio 👆

1w

View Insights

     

Liked by **georgimma** and **189 others**

FEBRUARY 12

   Add a comment...   Post

---

 shawnbaker1967  ···

shawnbaker1967  Great news: We just opened up the campaign again after it got sold out in just 7 days! BUT you can lock in your spot now, for a limited time only.

We just dropped a HUGE announcement for the future of Revero! As of this morning, our crowd equity campaign is live and allows anyone to invest as low as $150 to have ownership in our company.

We're excited to let our community be the first to invest in our high growth startup. We are offering very favorable terms to the community before we

View Insights

     

Liked by **georgimma** and **79 others**

FEBRUARY 12

   Add a comment...   Post

Invest in Revero
Lock in your spot today

Why Us?


Our solution reverses diseases
We address the root causes of diseases and provide nutritional therapy & remote care


AI to solve the complexity
Optimal treatment for each person depends on demographics, health conditions, lifestyle


Our unique data advantage
Access to reliable unconfounded data from real outcomes in our community

Revolutionizing healthcare!
Invest today at Republic.com/revero


shawnbaker1967 ✔

We're excited to let our community be the first to invest in our high growth startup. We are offering very favorable terms to the community before we open it up to institutional investors.

Check out our campaign page and lock in your spot here: republic.com/revero

1w


everett424215 Other than a membership to Rivera and possibly a meal with Dr. Baker, what do you get for investing? What's the return on investment

1w   Reply   ...

View Insights

   

 Liked by **georgimma** and **79 others**
FEBRUARY 12

 Add a comment...   Post

---

Now You Can Invest In Revero's Future Vision

A New Treatment Paradigm


revero
Disease Reversal


Starvation Dieting


Symptom Management

  

Lock in your spot at Republic.com/revero
 revero

---


shawnbaker1967 ✔

We filled out the paperwork and dealt with the bureaucracy at the SEC (Security and Exchange Commission). It took months. Now, finally the Revero Fam can share in Revero's success. Let's do this team 🔥🔥

👆 Lock in your spot at republic.com/Revero Link in Bio 👆
Our future vision is to go fully medical to reverse chronic diseases in our data-driven virtual-first clinic. We are offering very favorable terms to the community before we open it up to institutional investors.
republic.com/Revero

1w

View Insights

   

 Liked by **georgimma** and **179 others**
FEBRUARY 11

 Add a comment...   Post

Invest in Revero
Lock in your spot today

Why Now?


Chronic disease epidemic
Hundreds of millions of Americans are suffering and billions of dollars are spent


Demand for virtual first medical care
People going to digital health and telemedicine for getting on demand medical support


Interest in food & chronic disease
General solutions fail because the relationship between food & chronic disease is complex

Revolutionizing healthcare!
Invest today at Republic.com/revero


shawnbaker1967 ✔


shawnbaker1967 ✔ The healthcare system is broken. Most of you realized this and helped to build the Revero community. We are expanding what we do on a massive scale to transform health care.

Our future vision is to go full service medical, reverse chronic diseases and personalize our nutritional therapy using AI. It is now more important than ever to have a strong supportive community and bring about the desperately needed changes to healthcare.

Since we launched, people have been

View Insights

♡ ◯ ⊲   ⊡

Liked by **chadmendes** and **86 others**

FEBRUARY 11

☺ Add a comment...   Post

Invest in Revero
Lock in your spot today

Why Now?


Chronic disease epidemic
Hundreds of millions of Americans are suffering and billions of dollars are spent


Demand for virtual first medical care
People going to digital health and telemedicine for getting on demand medical support


Interest in food & chronic disease
General solutions fail because the relationship between food & chronic disease is complex

Revolutionizing healthcare!
Invest today at Republic.com/revero


shawnbaker1967 ✔

asking how they can invest in Revero 🎟⚡GOOD NEWS! Now you can have ownership in Revero for as little as $150 🎉

We just launched our public crowdfunding campaign because we want our community to be the first to invest. We are offering very favorable terms to the community before we open it up to institutional investors.

Great news: We just opened up the campaign again after it got sold out in just 7 days! BUT you can lock in your spot now, for a limited time only.

Lock in your spot at
republic.com/revero

View Insights

♡ ◯ ⊲   ⊡

Liked by **chadmendes** and **86 others**

FEBRUARY 11

☺ Add a comment...   Post

Invest In Revero
Lock in your spot at Republic.com/revero

Medical Nutritional Therapy

Nutritional Changes

Medication Changes

Biomarker Feedback

Continuous Remote Care

Physicians Care Team

Adaptive AI & Analytics

Coaching & Support

revero

shawnbaker1967 ✓

shawnbaker1967 ✓ We just opened up the campaign again after it got sold out in just 7 days!

Revero is one of the few companies ever on Republic to get sold out before launch. Now it is open again for a limited time only!

Lock in your spot today at republic.com/revero

1w

daddycarnivore Best money spent ever 🙌🙌

View Insights

1,903 views
FEBRUARY 10

Add a comment...   Post

Now You Can Invest In Revero

revero
Virtual-First Clinic

Lock in your spot at
Republic.com/revero

revero

shawnbaker1967 ✓

shawnbaker1967 ✓ Most of you have realized the healthcare system is broken and have gone on to play an integral part in building this powerful grassroots community. It's now time to do health care the way it was meant to be done.

We just launched our public crowdfunding campaign because we want our community to be the first to invest. We are offering very favorable terms to the community before we open it up to institutional investors. Great news: We just opened up the campaign again after it got sold out in just 7 days! BUT you can lock in your

View Insights

64 likes
FEBRUARY 10

Add a comment...   Post



Now You Can Invest In Revero
Eggs
Optimal
Beef
Optimal
Health Conditions
Skin
Musculoskeletal
Diabetes
Gastrointestinal
Weight (lb)
Today
Body
revero
Virtual-First Clinic
Lock in your spot at
Republic.com/revero
revero

shawnbaker1967 ···

be done.

We just launched our public crowdfunding campaign because we want our community to be the first to invest. We are offering very favorable terms to the community before we open it up to institutional investors. Great news: We just opened up the campaign again after it got sold out in just 7 days! BUT you can lock in your spot now, for a limited time only.

Lock in your spot at republic.com/revero

1w

View Insights

64 likes

FEBRUARY 10

Add a comment... Post

Invest in Revero
Lock in your spot today
Economic Burden Of Chronic Diseases
The direct healthcare spending worldwide is $8.4 trillion from 2.3 billion people
US annual healthcare spending on chronic disease is $3.1 trillion according to CDC
Health plans and employers are paying massive costs for chronic diseases
Revolutionizing healthcare!
Invest today at Republic.com/revero







shawnbaker1967 ···

shawnbaker1967 Great news: We just opened up the campaign again after it got sold out in just 7 days! BUT you can lock in your spot now, for a limited time only.

Most of you have realized the healthcare system is broken and have gone on to play an integral part in building this powerful grassroots community. It's now time to do health care the way it was meant to be done.

We are planning to provide full service medical care to reverse disease including AI personalized nutritional

View Insights

Liked by **metabolic_mike** and **111 others**

FEBRUARY 10

Add a comment... Post

Invest in Revero
Lock in your spot today

Economic Burden Of Chronic Diseases


The direct healthcare spending worldwide is $8.4 trillion from 2.3 billion people


US annual healthcare spending on chronic disease is $3.1 trillion according to CDC


Health plans and employers are paying massive costs for chronic diseases

Revolutionizing healthcare!
Invest today at Republic.com/revero

 **shawnbaker1967**  ...

therapy. Now more than ever, a strong supportive community is needed to bring about these changes.. Each and everyone of you will play a vital role in this global healthcare revolution.

We just launched our public crowdfunding campaign because we want our community to be the first to invest. We are offering very favorable terms to the community before we open it up to institutional investors.

Lock in your spot at republic.com/revero

1w

View Insights

 

Liked by **metabolic_mike** and 111 others

FEBRUARY 10

 Add a comment... Post

---

Invest In Revero

IS NOW OPEN

Lock in your spot today before it gets sold out again

republic.com/revero

 **shawnbaker1967**  ...

shawnbaker1967  We were able to raise our investment ceiling but it will sell out again fairly quickly! Use the link in my bio or republic.com/revero ..... time to change the healthcare paradigm!!

2w

 **bgcruz** Hello dr. @shawnbaker1967, do you have plans to hire software engineers? I would love to work with you on Revero!

1w Reply

View Insights

 

Liked by **chadmendes** and 137 others

FEBRUARY 8

Add a comment... Post

 **Republic** ☰

 Revero

Reversing autoimmune and other chronic diseases by addressing the root causes

`HEALTH TECH`

 PLAY 🔇

$1,510,106
Total reserved ⓘ

915
Reservations

Reserve your spot now to ensure you can invest when Reve starts the offering ⓘ

 **shawnbaker1967** ✓ • • •
Eminem • Without Me

shawnbaker1967 ✓ GOOD News! We were able to raise our crowd equity investment cap past the 1 million mark and it's rapidly filling up again! If you have an interest in having a financial stake(steak) in changing the health care paradigm, you can still invest for a little bit longer!! Republic.com/Revero (link also in my bio)

2w

mdc_werld 👟👟💪💪 i been on the waitlist since Saturday ❤️

2w   1 like   Reply

—— View replies (1)

♡ 💬 ✈️   🔖

Liked by **chadmendes** and 234 others

🙂 Add a comment...   Post

Invest In Revero
Lock in your spot at Republic.com/revero
Medical Nutritional Therapy
Nutritional Changes
Medication Changes
Biomarker Feedback
Health Conditions
Skin
Musculoskeletal
Gastrointestinal
IBS
Gastritis
GERD
Crohn's disease
Ulcerative colitis
SAVE CHANGES
Continuous Remote Care
Physicians Care Team
Adaptive AI & Analytics
Coaching & Support

shawnbaker1967

shawnbaker1967 Most of you have realized the healthcare system is broken and have gone on to play an integral part in building this powerful grassroots community. It's now time to do health care the way it was meant to be done.

We just launched our public crowdfunding campaign because we want our community to be the first to invest. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

Lock in your spot at republic.com/revero

View Insights

3,401 views

FEBRUARY 6

Add a comment... Post

Invest in Revero
Lock in your spot today
revero
Revero is aiming to reverse autoimmune and other chronic diseases by addressing the root causes. Our virtual care platform provides AI-based nutritional therapy and 24/7 in-app medical support.
Republic.com/revero

shawnbaker1967

shawnbaker1967 Most of you have realized the healthcare system is broken and have gone on to play an integral part in building this powerful grassroots community. It's now time to do health care the way it was meant to be done.

We are planning to provide full service medical care to reverse disease including AI personalized nutritional therapy. Now more than ever, a strong supportive community is needed to bring about these changes.. Each and everyone of you will play a vital role in this global healthcare revolution.

View Insights

Liked by **georgimma** and **123 others**

FEBRUARY 6

Add a comment... Post



Invest in Revero
Lock in your spot today
revero
Revero is aiming to reverse autoimmune and other chronic diseases by addressing the root causes. Our virtual care platform provides AI-based nutritional therapy and 24/7 in-app medical support.
Republic.com/revero





shawnbaker1967 ···

medical care to reverse disease including AI personalized nutritional therapy. Now more than ever, a strong supportive community is needed to bring about these changes.. Each and everyone of you will play a vital role in this global healthcare revolution.

We just launched our public crowdfunding campaign because we want our community to be the first to invest. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

2w

View Insights











Liked by **georgimma** and **123 others**

FEBRUARY 6



Add a comment... Post

Join The Waitlist To Invest
SOLD OUT
BUT
We are working on increasing the investment max, so join our waitlist to lock in your spot to invest once it opens again!
republic.com/revero



shawnbaker1967 ···

shawnbaker1967 Revero's investment reservations completely sold out in just 7 days. But we have excellent news: We are working on increasing the investment max, and we expect the paperwork to be done in a couple of weeks so join our waitlist to lock in your spot to invest once it opens again!

Revero is one of the few companies ever in the history of Republic to be completely sold out before the official launch of the campaign. This is a very good signal for long term success.

View Insights











Liked by **therealmicahwhitley** and **283 others**

FEBRUARY 5

Add a comment... Post



Join The Waitlist To Invest

SOLD OUT

BUT

We are working on increasing the investment max, so join our waitlist to lock in your spot to invest once it opens again!

republic.com/revero

 **shawnbaker1967**

For those of you that invested early, thank you, we are very excited to start transforming healthcare. If you missed out, you can add yourself to the waitlist at republic.com/revero. Be aware that the earlier investors on the waitlist will be given priority.

Together, we can transform the healthcare system!

republic.com/revero

2w

loreee39 Joined the wait list 2

View Insights

Liked by **therealmicahwhitley** and 283 others

FEBRUARY 5

Add a comment...   Post

Invest In Revero

Lock in your spot at Republic.com/revero

 **shawnbaker1967**

shawnbaker1967 Most of you have realized the healthcare system is broken and have gone on to play an integral part in building this powerful grassroots community. It's now time to do health care the way it was meant to be done.

We just launched our public crowdfunding campaign because we want our community to be the first to invest. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

Lock in your spot at republic.com/revero

View Insights

4,265 views

FEBRUARY 4

Add a comment...   Post



Invest in Revero

Lock in your spot today

We are just getting started!

 

Future
Treatments

Autoimmune
conditions

Type II Diabetes
& hypertension

Mental health
disorders

Revolutionizing healthcare!

Invest today at Republic.com/revero

 shawnbaker1967 ✔ ...

 shawnbaker1967 ✔ We just dropped a HUGE announcement for the future of Revero! As of this morning, our crowd equity campaign is live and allows anyone to invest as low as $150 to have ownership in our company.

We're excited to let our community be the first to invest in our high growth startup. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

Investors and Revero users alike believe so much in our company that they've invested $50,000 to our

View Insights

102 likes

FEBRUARY 4

Add a comment...   Post



Invest in Revero

Lock in your spot today

We are just getting started!

 

Future
Treatments

Autoimmune
conditions

Type II Diabetes
& hypertension

Mental health
disorders

Revolutionizing healthcare!

Invest today at Republic.com/revero

 shawnbaker1967 ✔ ...

anyone to invest as low as $150 to have ownership in our company.

We're excited to let our community be the first to invest in our high growth startup. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

Investors and Revero users alike believe so much in our company that they've invested $50,000 to our fundraising campaign in just 3 days.

Check out our campaign page and lock in your spot here: republic.com/revero

2w

View Insights

102 likes

FEBRUARY 4

Add a comment...   Post



Republic

Revero

Reversing autoimmune and other chronic diseases by addressing the root causes

HEALTH TECH

PLAY

✓ FULLY RESERVED
$1,068,547
Offering fully reserved

?

Join the Waitlist

$150 minimum investment

---

shawnbaker1967 ✓ •••

shawnbaker1967 ✓ Ok guys, we are apparently the fastest company to ever sell out prior to even launching our Republic campaign!! We are now accepting reservations on the wait list in the event we are able to raise the funding ceiling! You can get on the list via Republic.com/revero

Edited · 2w

piaraanandkaur ☑
2w Reply   ♡

calinescu83 Waitlisted 👍   ♡

View Insights

♡ ◯ ◁   ⊓

Liked by **edsbritton** and **174 others**

FEBRUARY 4

☺ Add a comment…   Post


Revero

Reversing autoimmune and other chronic diseases by addressing the root causes

`HEALTH TECH`



$944,972
Total reserved

834   Reserve your spot now

---

shawnbaker1967 ✔

 **shawnbaker1967** ✔ Once we hit 1,070,000 we will have to start waitlisting people- we are likely going to hit that mark in the next several hours!! We are going to transform healthcare! You can still invest for as little as $150, but not for much longer 😬

2w

 **faithhuntfit** Done! 🙌🙏
2w   Reply

 **byzeone** 🙌

View Insights

♡ ◯ ◁   🔖

 Liked by **donnaeureleach** and **207 others**

FEBRUARY 4

☺ Add a comment…   Post

Invest in Revero
Lock in your spot today

Why Us?

 **Our solution reverses diseases**
We address the root causes of diseases and provide nutritional therapy & remote care

 **AI to solve the complexity**
Optimal treatment for each person depends on demographics, health conditions, lifestyle

 **Our unique data advantage**
Access to reliable unconfounded data from real outcomes in our community

Revolutionizing healthcare!
Invest today at Republic.com/revero

---

shawnbaker1967 ✔

 **shawnbaker1967** ✔ Now's your chance to gain a financial ownership in Revero's success: our equity crowdfunding campaign is officially LIVE!

Our future vision is to go fully medical to reverse chronic diseases with our data-driven virtual clinic. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

👇 Lock in your spot at republic.com/Revero Link in Bio 👇

View Insights

♡ ◯ ◁   🔖

 Liked by **metabolic_mike** and **120 others**

FEBRUARY 3

☺ Add a comment…   Post

Post 1

 shawnbaker1967 ✔ · · ·

Now You Can Own A Stake In Revero

79% of people reported eliminating or reducing all medications after 3 months.

Overall Health



Change in Meds



Lock in your spot at **Republic.com/revero**    revero

 **shawnbaker1967** ✔ We just dropped a HUGE announcement for the future of Revero! As of this morning, our crowd equity campaign is live and allows anyone to invest as low as $150 to have ownership in our company.

We're excited to let our community be the first to invest in our high growth startup. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

Investors and Revero users alike believe so much in our company that

View Insights

♡ ◯ ▽   🔖

 Liked by **chadmendes** and 240 others

FEBRUARY 3

☺ Add a comment…   **Post**

Post 2

 **shawnbaker1967** ✔ · · ·

Now You Can Own A Stake In Revero

79% of people reported eliminating or reducing all medications after 3 months.

Overall Health



Change in Meds



Lock in your spot at **Republic.com/revero**    revero

Investors and Revero users alike believe so much in our company that they've invested $50,000 to our fundraising campaign in just 3 days.

Check out our campaign page and lock in your spot here: republic.com/revero

2w

 **samblove** @theladmitch   ♡

2w Reply · · ·

 **jonasisntaround** Hey Dr Baker, I really believe in what you guys are doing. How can I invest?   ♡

View Insights

♡ ◯ ▽   🔖

 Liked by **chadmendes** and 240 others

FEBRUARY 3

☺ Add a comment…   **Post**



Now You Can Invest In Revero
revero
Lock in your spot at
Republic.com/revero







shawnbaker1967

shawnbaker1967 Now's your chance to gain a financial ownership in Revero's success: our equity crowdfunding campaign is officially LIVE! Investors and Revero users alike believe so much in our company that they've invested over $600,000 to our fundraising campaign in just a couple days.

Our future vision is to go fully medical to reverse chronic diseases with our data-driven virtual clinic. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

View Insights





2,376 views

FEBRUARY 2



Add a comment... Post



Now You Can Invest In Revero
revero
Lock in your spot at
Republic.com/revero





shawnbaker1967

LIVE! Investors and Revero users alike believe so much in our company that they've invested over $600,000 to our fundraising campaign in just a couple days.

Our future vision is to go fully medical to reverse chronic diseases with our data-driven virtual clinic. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

👆 Lock in your spot at republic.com/Revero Link in Bio 👆

Edited · 2w

View Insights





2,376 views

FEBRUARY 2



Add a comment... Post

Invest in Revero
Lock in your spot today
Why Now?
Chronic disease epidemic
Hundreds of millions of Americans are suffering and billions of dollars are spent
Demand for virtual first medical care
People going to digital health and telemedicine for getting on demand medical support
Interest in food & chronic disease
General solutions fail because the relationship between food & chronic disease is complex
Revolutionizing healthcare!
Invest today at Republic.com/revero







shawnbaker1967 ...

shawnbaker1967 🚨 Since opening day, you've been asking how are you can invest in Revero 🚨⚡GOOD NEWS! Now you can have ownership in Revero for as little as $150 🥊

We filled out the paperwork and dealt with the bureaucracy at the SEC (Security and Exchange Commission). It took months. Now, finally the Revero Fam can share in Revero's success. Let's do this team 🔥🔥

👆 Lock in your spot at republic.com/Revero Link in Bio 👆

View Insights

Liked by **bigstrongfast** and **110 others**

FEBRUARY 2

Add a comment... Post

Now You Can Invest In Revero's Future Vision
A New Treatment Paradigm
Starvation Dieting
Symptom Management
revero
Disease Reversal
Lock in your spot at Republic.com/revero
revero



























shawnbaker1967 ...

shawnbaker1967 The healthcare system is broken. Most of you realized this and helped to build the Revero community. We are expanding what we do on a massive scale to transform health care.

Our future vision is to go full service medical, reverse chronic diseases and personalize our nutritional therapy using AI. It is now more important than ever to have a strong supportive community and bring about the desperately needed changes to healthcare.

View Insights

Liked by **metabolic_mike** and **200 others**

FEBRUARY 2

Add a comment... Post























































Now You Can Invest In Revero's Future Vision
A New Treatment Paradigm
Starvation Dieting
Symptom Management
revero
Disease Reversal
Lock in your spot at Republic.com/revero
revero

shawnbaker1967 ···

Since we launched, people have been asking how they can invest in Revero 🚨⚡GOOD NEWS! Now you can have ownership in Revero for as little as $150 🥩

We just launched our public crowdfunding campaign because we want our community to be the first to invest. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

Investors and Revero users alike believe so much in our company that they've invested over $400k to our

View Insights

Liked by **metabolic_mike** and **200 others**

FEBRUARY 2

Add a comment... Post

Now You Can Invest In Revero's Future Vision
A New Treatment Paradigm
Starvation Dieting
Symptom Management
revero
Disease Reversal
Lock in your spot at Republic.com/revero
revero

shawnbaker1967 ···

want our community to be the first to invest. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

Investors and Revero users alike believe so much in our company that they've invested over $400k to our fundraising campaign in just a few days.

Lock in your spot at republic.com/revero

Edited · 2w

jim_e_fitness But can I still eat

View Insights

Liked by **metabolic_mike** and **200 others**

FEBRUARY 2

Add a comment... Post


Invest In Revero
Lock in your spot at Republic.com/revero
Daily Q&A with the
Founders On Youtube
Type your questions Below

shawnbaker1967 ···

shawnbaker1967 Ask your questions below and we will answer them in our daily Q&A tomorrow on my Youtube (link in bio)

Republic.com/revero

Edited · 3w

thai_yoga_massage_ar 👏👏👏👏

3w Reply

griffonfarms Excellent idea !🔥👏

2w Reply

View Insights

Liked by **ogtrainingcenter** and **292 others**

FEBRUARY 1

Add a comment... Post


Invest in Revero
Lock in your spot today
Economic Burden Of Chronic Diseases
The direct healthcare spending worldwide is $8.4 trillion from 2.3 billion people
US annual healthcare spending on chronic disease is $3.1 trillion according to CDC
Health plans and employers are paying massive costs for chronic diseases
Revolutionizing healthcare!
Invest today at Republic.com/revero

shawnbaker1967 ···

shawnbaker1967 Most of you have realized the healthcare system is broken and have gone on to play an integral part in building this powerful grassroots community. It's now time to do health care the way it was meant to be done.

We just launched our public crowdfunding campaign because we want our community to be the first to invest. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

Investors and Revero users alike

View Insights

Liked by **dasrobbwolf** and **281 others**

FEBRUARY 1

Add a comment... Post

Invest in Revero
Lock in your spot today

Economic Burden Of Chronic Diseases

  

The direct healthcare spending worldwide is $8.4 trillion from 2.3 billion people

US annual healthcare spending on chronic disease is $3.1 trillion according to CDC

Health plans and employers are paying massive costs for chronic diseases

Revolutionizing healthcare!
Invest today at Republic.com/revero

 **shawnbaker1967** ✓ ···

want our community to be the first to invest. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

Investors and Revero users alike believe so much in our company that they've invested $50,000 to our fundraising campaign in just 3 days.

Lock in your spot at republic.com/revero

3w

 **ianclayton64** Done
2w · Reply

View Insights

 

Liked by **dasrobbwolf** and 281 others
FEBRUARY 1

Add a comment... Post

Now You Can Invest In Revero




Virtual-First Clinic

Lock in your spot at Republic.com/revero

 **shawnbaker1967** ✓ ···

shawnbaker1967 ✓ Most of you have realized the healthcare system is broken and have gone on to play an integral part in building this powerful grassroots community. It's now time to do health care the way it was meant to be done.

We are planning to provide full service medical care to reverse disease including AI personalized nutritional therapy. Now more than ever, a strong supportive community is needed to bring about these changes.. Each and everyone of you will play a vital role in this global healthcare revolution.

View Insights

 

130 likes
FEBRUARY 1

Add a comment... Post



Now You Can Invest In Revero

revero
Virtual-First Clinic

Lock in your spot at
Republic.com/revero

 **shawnbaker1967** ✔

We just launched our public crowdfunding campaign because we want our community to be the first to invest. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

Investors and Revero users alike believe so much in our company that they've invested $50,000 to our fundraising campaign in just 3 days.

Lock in your spot at republic.com/revero

3w

View Insights

 

130 likes

FEBRUARY 1

Add a comment...   Post

Invest In Revero
Lock in your spot at Republic.com/revero



Medical Nutritional Therapy

Nutritional Changes

Medication Changes

Biomarker Feedback

Continuous Remote Care

Physicians Care Team

Adaptive AI & Analytics

Coaching & Support

shawnbaker1967 ✔

shawnbaker1967 ✔ We just dropped a HUGE announcement for the future of our company, Revero! As of this morning, our crowd equity campaign is live and allows anyone to invest as low as $150 to have ownership in our company (via Republic).

We're excited to let our community be the first to invest in our high growth startup. We are offering very favorable terms to the community, for a limited time only, before we open it up to institutional investors.

Since we launched, we've built a community that helped thousands of

View Insights

 

3,114 views

FEBRUARY 1

Add a comment...   Post



Invest In Revero
Lock in your spot at Republic.com/revero

Medical Nutritional Therapy

Nutritional Changes

Medication Changes

Biomarker Feedback

Continuous Remote Care

Physicians Care Team

Adaptive AI & Analytics

Coaching & Support

reve

shawnbaker1967 ✓

...

Since we launched, we've built a community that helped thousands of people regain their health. Our future vision is to go fully medical to reverse chronic diseases in our data-driven virtual-first clinic.

Investors and Revero users alike believe so much in our company that they've invested $100,000 to our fundraising campaign in just 4 days.

Lock in your spot today: republic.com/revero

3w

barbellsbrewsntattoos I got in yesterday!

View Insights

3,114 views

FEBRUARY 1

Add a comment...

Post


Invest In Revero
revero
Lock in your spot at
Republic.com/revero
shawnbaker1967
Xavier Rudd • Follow The Sun
shawnbaker1967 Healthcare is broken! We are gonna fix it!
3w
ljpg12 Can't, from communist ontario canada 😂
3w 1 like Reply
View replies (1)
pump_fiction_ You now work for me, Doc.
3w 3 likes Reply
Liked by metabolic_mike and 274 others
FEBRUARY 1
Add a comment...
Post

Twitter:



Dr Shawn Baker 🥩
@SBakerMD

...

Lock in your spot today: republic.com/revero



Invest In Revero
Lock in your spot at Republic.com/revero

Medical Nutritional Therapy

Nutritional Changes

Medication Changes

Biomarker Feedback

Continuous Remote Care

Physicians Care Team

Adaptive AI & Analytics

Coaching & Support



0:01 | 1,203 views

10:00 PM · Jan 31, 2022 · Hootsuite Inc.



Dr Shawn Baker 🥩
@SBakerMD

· · ·

Want to be a stakeholder in Revero? Lock in your spot today

We've launched an open investment campaign on Republic: republic.com/revero



Now You Can Invest In Revero

revero

Virtual-First Clinic

Lock in your spot at
Republic.com/revero


revero

8:01 AM · Feb 1, 2022 · Hootsuite Inc.

 **Dr Shawn Baker**
@SBakerMD

...

Want to be a stakeholder in Revero? Lock in your spot today

Calendar
https://calendar.google.com/calendar/u/1/r?ta...

We've launched an open investment campaign on Republic: republic.com/revero

Invest in Revero
Lock in your spot today

Economic Burden Of Chronic Diseases



The direct healthcare spending worldwide is $8.4 trillion from 2.3 billion people



US annual healthcare spending on chronic disease is $3.1 trillion according to CDC



Health plans and employers are paying massive costs for chronic diseases

Revolutionizing healthcare!
Invest today at Republic.com/revero

1:00 PM · Feb 1, 2022 · Hootsuite Inc.

 **Dr Shawn Baker** 🥩
@SBakerMD

···

Lock in your spot today: republic.com/revero



Invest In Revero

Lock in your spot at
Republic.com/revero

revero

0:52 3,435 views

5:00 PM · Feb 1, 2022 · Hootsuite Inc.

 **Dr Shawn Baker** 🥩
@SBakerMD

Want to be a stakeholder in Revero? Lock in your spot today

We've launched an open investment campaign on Republic: republic.com/revero

  

Invest in Revero

Lock in your spot today

Economic Burden Of Chronic Diseases

The direct healthcare spending worldwide is $8.4 trillion from 2.3 billion people

US annual healthcare spending on chronic disease is $3.1 trillion according to CDC

Health plans and employers are paying massive costs for chronic diseases

Revolutionizing healthcare!

Invest today at Republic.com/revero

1:00 PM · Feb 1, 2022 · Hootsuite Inc.

 **Dr Shawn Baker** 🥩
@SBakerMD

Want to be a stakeholder in Revero? Lock in your spot today

We've launched an open investment campaign on Republic: republic.com/revero



Now You Can Invest In Revero's Future Vision

A New Treatment Paradigm

 Starvation Dieting

 Symptom Management

revero
Disease Reversal







Lock in your spot at Republic.com/revero



8:01 AM · Feb 2, 2022 · Hootsuite Inc.





Dr Shawn Baker
@SBakerMD

Lock in your spot today: republic.com/revero

Now You Can Invest In Revero
revero
Lock in your spot at
Republic.com/revero
0:48
1,034 views

5:00 PM · Feb 2, 2022 · Hootsuite Inc.

 **Dr Shawn Baker** 🥩
@SBakerMD

The support we have gotten has been overwhelming thus far!!! Health care is broken-The government ain't gonna fix it! Pharm sure as hell ain't gonna fix it! So it is on all of us to do it!!

 **Dr Shawn Baker** 🥩 @SBakerMD · Jan 31
Health care is broken, we are gonna fix it!!



0:51   35K views

1:54 PM · Feb 3, 2022 · Twitter for iPhone

 **Dr Shawn Baker** 🥩   ...
@SBakerMD

Or should we say "Steakholder"

 **Dr Shawn Baker** 🥩 @SBakerMD · Feb 3

Want to be a stakeholder in Revero? Lock in your spot today

We've launched an open investment campaign on Republic: republic.com/revero

Now You Can Own A Stake In Revero

79% of people reported eliminating or reducing all medications after 3 months.

Overall Health



Change in Meds



Lock in your spot at Republic.com/revero

 revero

 **Dr Shawn Baker** 🥩
@SBakerMD

...

Or should we say "Steakholder"

 **Dr Shawn Baker** 🥩 @SBakerMD · Feb 3

Want to be a stakeholder in Revero? Lock in your spot today

We've launched an open investment campaign on Republic: republic.com/revero

Now You Can Own A Stake In Revero

79% of people reported eliminating or reducing all medications after 3 months.

Overall Health



Gotten a little better 22%

Gotten much better 74%

Change in Meds



Remained the same 20%

Reduced the dosage 13%

Eliminated all medications 42%

Eliminated some medications 21%

Lock in your spot at Republic.com/revero

 revero

 **Dr Shawn Baker** 🥩
@SBakerMD

···

The support we have gotten has been overwhelming thus far!!! Health care is broken-The government ain't gonna fix it! Pharm sure as hell ain't gonna fix it! So it is on all of us to do it!!

 **Dr Shawn Baker** 🥩 @SBakerMD · Jan 31

Health care is broken, we are gonna fix it!!



Invest In Revero   0:53

revero

Lock in your spot at
Republic.com/revero

0:51   35K views

1:54 PM · Feb 3, 2022 · Twitter for iPhone



Dr Shawn Baker 🥩
@SBakerMD

Want to be a stakeholder in Revero? Lock in your spot today

We've launched an open investment campaign on Republic: republic.com/revero

Now You Can Own A Stake In Revero

79% of people reported eliminating or reducing all medications after 3 months.

Overall Health



Gotten a little better 22%

Gotten much better 74%

Change in Meds



Remained the same 20%

Reduced the dosage 13%

Eliminated all medications 42%

Eliminated some medications 21%

Lock in your spot at Republic.com/revero


revero

8:01 AM · Feb 3, 2022 · Hootsuite Inc.



Dr Shawn Baker 🥩
@SBakerMD

Once we hit $1,070,000 we have to start waitlisting people! This is going to happen today most likely and in under 1 week of fund raising!! Thank you everyone! Now let's go fix health care!! Republic.com/revero

 **Republic** ☰

 **Revero**

Reversing autoimmune and other chronic diseases by addressing the root causes

`HEALTH TECH`



PLAY

$937,778
Total reserved

Reserve Revero

$150 minimum investment



Dr Shawn Baker 🥩
@SBakerMD

Want to be a stakeholder in Revero? Lock in your spot today

We've launched an open investment campaign on Republic: republic.com/revero

Invest In Revero
Lock in your spot at Republic.com/revero



Carnivore Diet Community

3 thousand members

Non-medical

Community
Online meetings
Recipes & Meal Plan
Member discounts
Forum
Healthcare Providers List
Guides & Articles

Coming Soon



Chronic Disease Reversal

(Coming Soon)

Virtual Clinic

Physicians Care Team
Coaching
Nutritional Changes
Medication Changes
Biomarker Feedback
Community
Guides & Digital Tools

 **Dr Shawn Baker** 🥩
@SBakerMD

Ok guys, we are apparently the first company to ever sell out prior to even launching our Republic campaign!! We are now accepting reservations on the wait list in the event we are able to raise the funding ceiling! You can get on the list via Republic.com/revero



Republic

🔆 **Revero**

Reversing autoimmune and other chronic diseases by addressing the root causes

HEALTH TECH

✓ FULLY RESERVED
$1,068,547
Offering fully reserved

Join the Waitlist

$150 minimum investment



Dr Shawn Baker 🥩
@SBakerMD

···

🚨 Since opening day, you've been asking how are you can invest in Revero 🚨 ⚡GOOD NEWS! Now you can have ownership in Revero for as little as $150 🥊

Lock in your spot today: republic.com/revero



Invest in Revero
Lock in your spot today

We are just getting started!

Future Treatments

Autoimmune conditions

Type II Diabetes & hypertension

Mental health disorders

Revolutionizing healthcare!
Invest today at Republic.com/revero



Dr Shawn Baker
@SBakerMD

Lock in your spot today: republic.com/revero



Invest In Revero
revero
Lock in your spot at
Republic.com/revero
0:52
1,601 views

5:00 PM · Feb 4, 2022 · Hootsuite Inc.



Dr Shawn Baker 🥩
@SBakerMD

Want to be a stakeholder in Revero? Lock in your spot today

We've launched an open investment campaign on Republic: republic.com/revero



Invest In Revero
Lock in your spot at Republic.com/revero

Revero's Market Opportunity

$3.1T
US total cost of chronic diseases represents 90% of our 3.5 trillion dollars in annual healthcare spending according to CDC

$608B

$152B

Opportunity
- 59% of Americans affected by 1 or more chronic diseases (169 million people)

Core Market
- Assuming Revero captures 25%



 **Dr Shawn Baker** 🥩
@SBakerMD

Yes, it's true we rapidly sold out our allotment for investment opportunity in under a week! The good news is we will be able to increase our ceiling, but it will again sell out on a first come first serve basis to those that get on waiting list early!
Republic.com/Revero

 **Republic** ≡

 **Revero**

Reversing autoimmune and other chronic diseases by addressing the root causes

HEALTH TECH

 Invest In Revero ⋮

 revero
PLAY

▶ ⚪——————————— ▶️ YouTube ⤢



Dr Shawn Baker
@SBakerMD

Excellent news: We are working on increasing the investment max, and we expect the paperwork to be done in a couple of weeks so join our waitlist to lock in your spot to invest once it opens again! Earlier investors on the waitlist will be given priority

republic.com/revero

Join The Waitlist To Invest
SOLD OUT
BUT
We are working on increasing the investment max, so join our waitlist to lock in your spot to invest once it opens again!
republic.com/revero

 **Dr Shawn Baker** 🥩
@SBakerMD

🚨 Since opening day, you've been asking how are you can invest in Revero 🚨⚡GOOD NEWS! Now you can have ownership in Revero for as little as $150 🥊

Lock in your spot today: republic.com/revero

Invest in Revero
Lock in your spot today

Our Virtual-First Clinic



24/7 in-app medical care

Safe de-prescription of medications through physicians



Biometrics feedback

Treatment adapts to patient's daily biomarker feedback



Coaches and Community

Coaching and peers give support, motivation, and accountability

Revolutionizing healthcare!

Invest today at Republic.com/revero



Dr Shawn Baker 🥩
@SBakerMD

· · ·

🚨 Since opening day, you've been asking how are you can invest in Revero 🚨⚡GOOD NEWS! Now you can have ownership in Revero for as little as $150 🥊

Lock in your spot today: republic.com/revero



Invest in Revero
Lock in your spot today



Revero is aiming to reverse autoimmune and other chronic diseases by addressing the root causes. Our virtual care platform provides AI-based nutritional therapy and 24/7 in-app medical support.

Republic.com/revero

1:00 PM · Feb 6, 2022 · Hootsuite Inc.



Dr Shawn Baker
@SBakerMD

In addition to crowdfunding (open to everyone), if you’re an accredited investor and interested in helping to revolutionize the healthcare system, please consider investing in Revero.

Email invest@revero.com link in bio


For Accredited Investors
Eggs
Optimal
Beef
Optimal
Weight (lb)
Health Conditions
Skin
Musculoskeletal
Diabetes
Gastrointestinal
Jamy Spencer
Today
Body
revero
Direct angel investment available
$50K minimum, Link in bio



Dr Shawn Baker 🥩
@SBakerMD

We opened back up the investment opportunity, but it's going to fill up again very soon! Reserve your spot via republic.com/Revero

Invest In Revero

IS NOW OPEN

Lock in your spot today before it gets sold out again

republic.com/revero

 **Dr Shawn Baker** 🥩
@SBakerMD

We just opened up the campaign again after it got sold out in just 7 days!

Revero is one of the few companies ever on Republic to get sold out before launch. Now it is open again for a limited time only!

Lock in your spot today at republic.com/revero



Invest In Revero
Lock in your spot at Republic.com/revero

Medical Nutritional Therapy		Continuous Remote Care
Nutritional Changes		Physicians Care Team
Medication Changes		Adaptive AI & Analytics
Biomarker Feedback		Coaching & Support

 revero

0:02 | 1,234 views



Dr Shawn Baker
@SBakerMD

•••

We just opened up the campaign again after it got sold out in just 7 days!

Revero is one of the few companies ever on Republic to get sold out before launch. Now it is open again for a limited time only!

Lock in your spot today at republic.com/revero





Dr Shawn Baker 🥩
@SBakerMD

We just opened up the campaign again after it got sold out in just 7 days!

Revero is one of the few companies ever on Republic to get sold out before launch. Now it is open again for a limited time only!

Lock in your spot today at republic.com/revero



Invest In Revero

revero

Lock in your spot at
Republic.com/revero

0:51 2,223 views



Dr Shawn Baker 🥩
@SBakerMD

...

We just opened up the campaign again after it got sold out in just 7 days!

Revero is one of the few companies ever on Republic to get sold out before launch. Now it is open again for a limited time only!

Lock in your spot today at republic.com/revero

Invest In Revero

ALL GONE

- ~~Infertility~~
- ~~Cystic Acne~~
- ~~Recurring infections~~
- ~~Leg cramps~~
- ~~Costochondritis~~





Lock in your spot at
Republic.com/revero

0:26 2,528 views



Dr Shawn Baker
@SBakerMD

Routinely prescribe ever increasing doses of medication and you're a great doctor practicing standard of care!

Routinely get people off medications and reverse their diseases using nutrition and lifestyle and you're a quack!

Invest at


Eggs
Optimal
Beef
Optimal
Weight (lb)
Health Conditions
Skin
Musculoskeletal
Diabetes
Gastrointestinal
Today
Body

republic.com
Reserve Revero
Revero reverses autoimmune and other chronic diseases by addressing the root causes

 **Dr Shawn Baker** 🥩
@SBakerMD

We just opened up the campaign again, after it got sold out in just 7 days!

Revero is one of the few companies ever on Republic to get sold out before launch. Now it is open again for a limited time only!

Lock in your spot today at republic.com/revero





Dr Shawn Baker 🥩
@SBakerMD

We just opened up the campaign again after it got sold out in just 7 days!

Revero is one of the few companies ever on Republic to get sold out before launch. Now it is open again for a limited time only!

Lock in your spot today at republic.com/revero



Invest In Revero

Lock in your spot at
Republic.com/revero

0:52   2,528 views


Dr Shawn Baker
@SBakerMD
Health care is broken, we are gonna fix it!!
Invest In Revero
revero
Lock in your spot at
Republic.com/revero
0:48
35K views

Newsletter:



Now You Can Invest In Revero's Future Vision

A New Treatment Paradigm





Starvation Dieting

Symptom Management

Disease Reversal





Lock in your spot at Republic.com/revero



Hi there,

I have excellent news. Revero's investment campaign on Republic just hit $100,000.
Here's what this means: investors and Revero users alike believe so much in our company that they've invested $100,000 to our fundraising campaign in just 4 days. The support we've received since launch is overwhelming, as real people realized they could invest as little as $150 and have ownership in Revero in return.

This is truly an amazing opportunity to invest in our startup at such an early stage. Before we open up our investment round to traditional Silicon Valley investors, we're giving an opportunity to our community to invest first, with very favorable terms, for a limited time only.

Many of you came to realize that the healthcare system is severely broken and have since played an integral part in building a powerful community that has taken back our health. We are now going to expand what we do on a massive scale and ultimately do health care the way it was meant to be done.

We have helped thousands of people in our community regain their health with a carnivore diet. Our future vision is to go fully medical to reverse chronic diseases and personalize our nutritional therapy using AI.

Going forward, it is now more important than ever to have a strong supportive community that can help to bring about these desperately needed

changes to our healthcare environment. Each and everyone of you plays a vital role in bringing about a truly transformative healthcare revolution.

Since we launched, people have been asking how they can invest in Revero ⚡GOOD NEWS! Now you can have ownership in Revero for as little as $150 ▯

Why should I invest? Since we launched, we’ve built a community that helped thousands of people regain their health. Our future vision is to go fully medical to reverse chronic diseases in our data-driven virtual-first clinic and be reimbursed by health insurance companies. By investing in Revero, you’re backing a movement of healing the world from chronic diseases.

I’m excited for you to join our campaign and share our success. Be sure to check out the campaign page and let us know if you have any questions in the discussion section. And please feel free to forward this along to anyone you think might want to learn more about our company.

Lock in your spot today http://Republic.com/revero

Best,

Dr. Shawn Baker & Mahsa Rostami
Co-founders of Revero





Invest In Revero

Lock in your spot at Republic.com/revero



Carnivore Diet Community

3 thousand members

Non-medical

Community
Online meetings
Recipes & Meal Plan
Member discounts
Forum
Healthcare Providers List
Guides & Articles

Coming Soon



Chronic Disease Reversal

(Coming Soon)

Virtual Clinic

Physicians Care Team
Coaching
Nutritional Changes
Medication Changes
Biomarker Feedback
Community
Guides & Digital Tools

Hi there,

I have excellent news. Revero's investment campaign on Republic just hit $360,000.

Here's what this means: investors and Revero users alike believe so much in our company that they've invested $360,000 to our fundraising campaign in just 5 days. The support we've received since launch is overwhelming, as real people realized they could invest as little as $150 and have ownership in Revero in return.

This is truly an amazing opportunity to invest in our startup at such an early stage. Before we open up our investment round to traditional Silicon Valley investors, we're giving an opportunity to our community to invest first, with very favorable terms, for a limited time only.

Why should I invest? Since we launched, we've built a community that helped thousands of people regain their health. Our future vision is to go fully medical to reverse chronic diseases in our data-driven virtual-first clinic and be reimbursed by health insurance companies. By investing in Revero, you're backing a movement of healing the world from chronic diseases.

I'm excited for you to join our campaign and share our success. Be sure to check out the campaign page and let us know if you have any questions in the discussion section. And please feel free to forward this along to anyone you think might want to learn more about our company.

Here's to a bigger, brighter future for Revero

Best,
Dr. Shawn Baker & Mahsa Rostami
Co-founders of Revero

Invest Now





Invest in Revero

Lock in your spot today

Our Virtual-First Clinic



24/7 in-app medical care

Safe de-prescription of medications through physicians



Biometrics feedback

Treatment adapts to patient's daily biomarker feedback



Coaches and Community

Coaching and peers give support, motivation, and accountability

Revolutionizing healthcare!

Invest today at Republic.com/revero

Invest Now

Hi there,

I have excellent news. Revero's investment campaign on Republic just hit $650,000.

Here's what this means: investors and Revero users alike believe so much in our company that they've invested $650,000 to our fundraising campaign in just 6 days. The support we've received since launch is overwhelming, as real people realized they could invest as little as $150 and have ownership in Revero in return.

Many of you came to realize that the healthcare system is severely broken and have since played an integral part in building a powerful community that has taken back our health. We are now going to expand what we do on a massive scale and ultimately do health care the way it was meant to be done.

We have helped thousands of people in our community regain their health with a carnivore diet. Our future vision is to go fully medical to reverse chronic diseases and personalize our nutritional therapy using AI.

Going forward, it is now more important than ever to have a strong supportive community that can help to bring about these desperately needed changes to our healthcare environment. Each and everyone of you plays a vital role in bringing about a truly transformative healthcare revolution.

This is truly an amazing opportunity to invest in our startup at such an early stage. Before we open up our investment round to traditional Silicon Valley investors, we're giving an opportunity to our community to invest first, with very favorable terms, for a limited time only.

Here's to a bigger, brighter future for Revero

Best,
Dr. Shawn Baker & Mahsa Rostami
Co-founders of Revero



Invest Now



Now You Can Invest In Revero's Future Vision

A New Treatment Paradigm





Starvation Dieting

Symptom Management

Disease Reversal







Become a stakeholder at Republic.com/revero

Join The Waitlist Now

Hi there,

I have excellent news. Revero's investment campaign on Republic just hit $1,000,000+. In just 7 days.

This means we have a fully reserved campaign prior to the official launch. This is an accomplishment that only a few companies have ever achieved on the Republic crowd equity platform and a very good signal for long term success.

For those of you that invested early, thank you, we are very excited to start transforming healthcare.

If you missed out, we have opened up a waiting list and we are increasing our investment ceiling very soon, Be aware that the earlier investors on the waitlist will be given priority.

You can add yourself to the waitlist at republic.com/revero

Here's to a bigger, brighter future for Revero

Best,

Dr. Shawn Baker & Mahsa Rostami
Co-founders of Revero

Join The Waitlist Now





Join The Waitlist To Invest

SOLD OUT

BUT

We are working on increasing the investment max, so join our waitlist to lock in your spot to invest once it opens again!

republic.com/revero

Join The Wait List

Hi there,

Revero's investment reservations completely sold out in just 7 days. But we have excellent news:

We are working on increasing the investment max, and we expect the paperwork to be done in a couple of weeks so join our waitlist to lock in your spot to invest once it opens again!

Revero is one of the few companies ever in the history of Republic to be completely sold out before the official launch of the campaign. This is a very good signal for long term success.

For those of you that invested early, thank you, we are very excited to start transforming healthcare. If you missed out, you can add yourself to the waitlist at republic.com/revero. Be aware that the earlier investors on the waitlist will be given priority.

Together, we can transform the healthcare system!

Best,

Dr. Shawn Baker & Mahsa Rostami
Co-founders of Revero

Join The Wait List





Invest In Revero

IS NOW OPEN

Lock in your spot today

republic.com/revero

Lock In Your Spot

Hi there,

We have excellent news: We just opened up our investment campaign again so you can lock in your spot. Previously, it got completely sold out in just 7 days! Now we have $1.5M locked-in in just 10 days!

Revero is one of the few companies ever in the history of Republic to be completely sold out before the official launch of the campaign. This is a very good signal for long term success.

For those of you that invested already, thank you, we are very excited to start transforming healthcare. If you missed out, you can now lock in your spot before it gets sold out again. Be aware that the earlier investors on the waitlist will be given priority.

Together, we can transform the healthcare system!

Best,

Dr. Shawn Baker & Mahsa Rostami
Co-founders of Revero

Invest Now





Now You Can Invest In Revero

Virtual-First Clinic

Lock in your spot at
Republic.com/revero

Lock In Your Spot

Hi there,

I have excellent news. Revero's investment campaign on Republic just hit $2,000,000.

Here's what this means: investors and Revero users alike believe so much in our company that they've invested $2,000,000 to our fundraising campaign in just 20 days. The support we've received is overwhelming, as real people realized they could invest as little as $150 and have ownership in Revero in return.

Many of you came to realize that the healthcare system is severely broken and have since played an integral part in building a powerful community that has taken back our health. We are now going to expand what we do on a massive scale and ultimately do health care the way it was meant to be done.

We have helped thousands of people in our community regain their health with a carnivore diet. Our future vision is to go fully medical to reverse chronic diseases and personalize our nutritional therapy using AI.

Going forward, it is now more important than ever to have a strong supportive community that can help to bring about these desperately needed changes to our healthcare environment. Each and everyone of you plays a vital role in bringing about a truly transformative healthcare revolution.

This is truly an amazing opportunity to invest in our startup at such an early stage. Before we open up our investment round to traditional Silicon Valley investors, we're giving an opportunity to our community to invest first, with very favorable terms, for a limited time only.

Here's to a bigger, brighter future for Revero

Best,
Dr. Shawn Baker & Mahsa Rostami
Co-founders of Revero

Invest Now

